QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on November 21, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REPUBLIC AIRWAYS HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	06-1449146 (I.R.S. Employer Identification Number)

8909 Purdue Road, Suite 300
Indianapolis, IN 46268
(317) 484-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Bryan K. Bedford
Chairman, Chief Executive Officer and President
Republic Airways Holdings Inc.
8909 Purdue Road, Suite 300
Indianapolis, IN 46268
(317) 484-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

James D. Tussing, Esq. Gregg J. Berman, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 318-3000 Facsimile: (212) 318-3400	Stephen A. Greene, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 (212) 701-3000 Facsimile: (212) 269-5420

Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement.

                  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.001 par value	9,200,000 shares	$16.06	$147,752,000	$17,391

(1)
The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $16.06, the average of the high and low prices of the common stock of Republic Airways Holdings Inc. as reported on The Nasdaq National Market on November 16, 2005.

                  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment specifically stating that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion
Preliminary Prospectus dated November 21, 2005

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

P R O S P E C T U S

8,000,000 Shares

Common Stock

              This prospectus relates to 8,000,000 shares of our common stock that may be offered for resale by WexAir LLC, the selling stockholder.

              No securities are being offered or sold by us pursuant to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

              Our shares are quoted on The Nasdaq National Market under the symbol "RJET." The last reported sale price on November 17, 2005 was $16.06 per share.

              Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholder	$	$

              The underwriters may also purchase up to an additional 1,200,000 shares from the selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2005.

Merrill Lynch & Co.

The date of this prospectus is                        , 2005.

UNITED EXPRESS
N631RW

REPUBLIC AIRWAYS
HOLDINGS

AmericanConnection

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements	ii
Prospectus Summary	1
Risk Factors	12
Use of Proceeds	25
Price Range of Common Stock	25
Dividend Policy	25
Selected Consolidated Financial Information	26
Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Management	48
Principal and Selling Stockholders	50
Underwriting	52
Legal Matters	55
Experts	55
Incorporation By Reference	56
Where You Can Find Additional Information	57

              You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

              Our Republic Airways Holdings logo has received federal service mark protection. We have applied for service mark protection for our Chautauqua Airlines—A Republic Airways Company and Republic Airline—A Republic Airways Company logo marks. Other trademarks, trade names and service marks referred to in this prospectus are the property of their respective owners.

              Unless otherwise indicated, all information in this prospectus reflects a recapitalization of Republic Airways in June 2002, pursuant to which each outstanding share of our common stock was exchanged for 200,000 shares of our common stock and each outstanding option or warrant to purchase one share of our common stock became an option or warrant to purchase 200,000 shares of our common stock.

              In addition, unless otherwise indicated, all financial information in this prospectus from and after December 31, 2001 reflects the combined consolidated financial statements of Republic Airways Holdings Inc. and Shuttle America Corporation to give retroactive effect to the acquisition of Shuttle America Corporation by Republic Airways Holdings Inc. on May 6, 2005, since both companies were under common control by Wexford Capital LLC during these periods.

              Further, unless otherwise indicated, all financial information in this prospectus from and after December 31, 2001 reflects a restatement of our audited consolidated financial statements as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, and our unaudited financial statements as of June 30, 2005 and for the quarters ended June 30, 2004 and 2005, and as of March 31, 2005 and for the quarters ended March 31, 2004 and 2005, to reflect a misstatement of revenue and certain reimbursable pass through costs, primarily fuel, in certain of our airline services agreements. We restated such financial statements by filing on November 3, 2005 an

i

amendment to our Annual Report, on Form 10-K/A, with respect to our December 31, 2004 fiscal year, and amendments to our Quarterly Reports, on Form 10-Q/A, with respect to our quarters ended March 31, 2005 and June 30, 2005, each of which are incorporated by reference herein. This restatement is more fully described in Note 18 to our audited consolidated financial statements contained in such Form 10-K/A. Please see "Incorporation By Reference."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

              The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ii

PROSPECTUS SUMMARY

              This summary contains basic information about our company and this offering and may not contain all the information that is important to you. You should, therefore, read the entire prospectus, including "Risk Factors", our supplemental combined consolidated financial statements and notes thereto, our consolidated financial statements and the notes thereto and the other information incorporated by reference into this prospectus as described below under "Incorporation By Reference," carefully for a more complete understanding of this offering and our business. Terms such as "we", "our" or "us" refer to Republic Airways Holdings Inc., which we refer to as Republic Airways, and our wholly-owned subsidiaries, Chautauqua Airlines, Inc., which we refer to as Chautauqua, Republic Airline Inc., which we refer to as Republic Airline, and Shuttle America Corporation, which we refer to as Shuttle America, unless the context implies otherwise. Unless otherwise indicated, all information in this prospectus assumes that the underwriters' overallotment option to purchase up to 1,200,000 shares from the selling stockholder will not be exercised.

Our Company

              We are a holding company that operates Chautauqua Airlines, Inc., Republic Airline Inc. and Shuttle America Corporation. As of September 30, 2005, we offered scheduled passenger service on over 800 flights daily to 83 cities in 33 states, Canada and the Bahamas pursuant to code-share agreements with AMR Corp., the parent of American Airlines, Inc., whom we collectively refer to in this prospectus as American, US Airways, Inc., Delta Air Lines, Inc. and United Air Lines, Inc. Currently, we provide our four partners with regional service, operating as US Airways Express, AmericanConnection, Delta Connection or United Express, including service out of their hubs and focus cities in Boston, Chicago, Fort Lauderdale, Indianapolis, New York, Orlando, Philadelphia, Pittsburgh, Washington, D.C. and St. Louis.

              Chautauqua Airlines is our regional platform for flying the 37 to 50 seat ERJ-145 family of aircraft. Shuttle America, which we acquired from an affiliate of the selling stockholder on May 6, 2005, currently operates 70-seat ERJ-170 aircraft. Shuttle America also currently operates 11 Saab 340 aircraft under a fixed-fee agreement with United that expires December 31, 2005. Republic Airline is our regional platform for aircraft with more than 70 seats. Republic Airline received its operating certificate from the Federal Aviation Administration, or FAA, on August 30, 2005, and, as of September 30, 2005, operated three 72-seat ERJ-170 aircraft as US Airways Express.

              On September 21, 2005, we and US Airways entered into a global aircraft transaction agreement. Under this agreement, we purchased 10 ERJ-170 aircraft owned by US Airways. We have leased the 10 purchased aircraft back to US Airways subject to their transfer to Republic Airline under a 10-year fixed-fee jet service agreement we entered into with US Airways on September 2, 2005. We also agreed in the global aircraft transaction agreement to assume the leases of 15 additional ERJ-170 aircraft, which we expect to transition to Republic Airline by September 2006. In addition, under a slot option agreement that we and US Airways entered into on September 22, 2005, we purchased 113 commuter slots at Ronald Reagan Washington National Airport and 24 commuter slots at New York-LaGuardia Airport. These slots were leased back to US Airways and are being operated by US Airways Express carriers. See "—Recent Developments—US Airways."

              From 2000 to 2004, our available seat miles, or ASMs, grew at a compounded annual growth rate of 51.8%. As of September 30, 2005, our operational fleet consisted of 146 aircraft, including 35 Embraer 70-seat and larger regional jets, 100 Embraer 37-50 seat regional jets, and 11 Saab 340 turboprop aircraft. Further, as of September 30, 2005, and in addition to the 25 regional jets which we will obtain from US Airways, we have agreed to place into service an additional 12 70-seat regional jets for Delta and United through 2006. These 12 70-seat regional jets are covered by firm orders we have with Embraer. We also had conditional firm orders and options for 90 regional jets as of September 30,

2005. Our options for ERJ-145 aircraft began expiring on September 30, 2005, and our conditional firm orders for ERJ-170 aircraft began expiring on November 21, 2005. Forty of the options are for ERJ-170 aircraft, which we may convert to options for ERJ-175, ERJ-190 or ERJ-195 aircraft which range in size from 78 seats to 110 seats.

              We have long-term, fixed-fee regional jet code-share agreements with each of our partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our partners' two-letter flight designation codes to identify our flights and fares in our partners' computer reservation systems, to paint our aircraft in the style of our partners, to use their service marks and to market ourselves as a carrier for our partners. In addition, in connection with a marketing agreement among Delta, Continental Airlines and Northwest Airlines, certain of the routes that we fly using Delta's flight designator code are also flown under Continental's or Northwest's designator codes. Our shift from pro-rate revenue sharing agreements to fixed-fee agreements has reduced our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our partners and reduce the cost of our services to our partners.

              For the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, US Airways accounted for approximately 22% and 38% of our operating revenues, Delta accounted for approximately 33% and 36% of our operating revenues, American accounted for approximately 13% and 16% of our operating revenues and United accounted for approximately 32% and 10% of our operating revenues.

We believe that our primary strengths are:

              Low Cost Producer.    We believe that we are among the lowest cost producers of regional jet service in the United States. From 2001 through 2004, we lowered our cost per ASM, excluding fuel costs, by 22.6%, from 11.5¢ to 8.9¢. We plan to implement the same low cost strategy that we have executed at Chautauqua for our larger gauge regional jet service at Republic Airline and Shuttle America. There are four key elements contributing to our low unit costs:

  •
  Operate a Single-Fleet Type:  Except for Shuttle America, which until the end of December 2005, will operate 11 turboprops as well as regional jets, each of our operating subsidiaries operates a common type rated aircraft. The operation of a common type rated aircraft by each of our subsidiaries will enable us to expand our product offerings to major airlines while allowing each operating subsidiary to keep its operating costs low due to efficiencies in employee training, aircraft maintenance, lower spare parts inventory requirements, and aircraft scheduling.

  •
  High Aircraft Utilization:  For the nine months ended September 30, 2005, each of our aircraft in revenue service operated an average of 10.6 hours per day, which we believe is among the highest in the regional industry. Our agreements with major airline partners provide them incentives to increase the utilization of our aircraft. Based on higher utilization rates as compared to other regional carriers, we are able to spread our fixed costs over a greater number of flights and ASMs.

  •
  Low Overhead:  By flying for different major partners, we are able to leverage the cost of our overhead across multiple partners. Additionally, by operating the majority of our aircraft in a geographically concentrated region, we are able to leverage our maintenance and crew base overhead and cross-utilize our employees and also improve the scheduled efficiency of our aircraft. We also outsource certain maintenance procedures such as engine, brakes and auxiliary power unit (APU) overhauls and avionics repairs where there is a cost and quality advantage to doing so, thereby reducing the burden on us to provide the fixed overhead associated with these functions.

  •
  High Labor Productivity:  We believe in offering our employees competitive wages and incentives in exchange for high productivity rates. Our high level of employee productivity is created by greater fleet commonality and the minimization of unproductive labor work rules. Moreover, by wearing common uniforms and flying a single fleet type at each operating company, our flight crews have the flexibility to fly for any of our major partners for which we fly common type rated aircraft, providing us with additional flexibility in scheduling our flight crews.

              Well Trained, Highly Skilled and Motivated Airline Professionals.    We currently employ over 3,000 highly skilled aviation professionals. Our employee training programs meet or exceed the training standards required of all major airlines. Our employees take pride in their work and in our rich culture of safe and reliable operations. We have established a recognition program to reward those employees that go "above and beyond" in the performance of their duties. Their contributions are a real source of strength for our company.

              Long-Term, Fixed-Fee Code-Share Agreements.    We have long-term regional jet code-share agreements with each of our four major airline partners with scheduled expirations beginning in March 2013, subject in certain instances to earlier termination. All of our code-share agreements are "fixed-fee", rather than "cost-plus" or "pro-rate" revenue sharing, arrangements. These fixed-fee agreements generally provide for minimum aircraft utilization levels at fixed rates which provides for a more predictable revenue stream and allows us to increase our profit margin to the extent that we are able to lower our operating costs below the costs anticipated under the agreements. We are not exposed to price fluctuations for fuel, insurance, aircraft property taxes or landing fees, as we are reimbursed for those costs by our code-share partners.

              Strong Relationships with a Diverse Group of Air Carrier Partners.    Through our long-term regional jet code-share agreements with US Airways, American, Delta and United, we have created a network of strong partnerships with multiple major US airlines. We believe that we have been successful in attracting multiple partners because of our strong track record as a low cost, efficient and reliable provider of high quality regional airline services. Having multiple air carrier partners has allowed us to diversify our financial and operational risk. This diversity may also allow us to grow at a faster rate, as we are not limited by the rate at which any one partner can, or wishes to, grow.

              Significant Growth Opportunities.    As of September 30, 2005, our operational fleet consisted of 132 Embraer regional jets and 11 Saab turboprops. As of September 30, 2005, we have agreed to place into service an additional 37 ERJ-170 regional jets and to remove between September 30, 2005 and December 31, 2005 four ERJ-145 regional jets from our code-share partners, in addition to the three already removed such that at December 31 of the indicated year, our fleet of regional jets is projected to be as follows:

	December 31, 2005(1)		December 31, 2006(1)
	145 family	170 family	145 family	170 family
Delta	39	8	39	16
United	7	28	7	28
US Airways	30	10	30	28
American	15	—	15	—
Total	91	46	91	72

(1)
Two aircraft in our fleet are not assigned to any of our code-share partners and do not appear in the table above. We use these aircraft as spares and for charters.

              We have subleased five ERJ-145 aircraft and are exploring direct lease or sublease opportunities for the remaining two ERJ-145 aircraft being removed from service. Pending such leases, we will make the aircraft available for spares and for charters. The 12 regional jets that we have agreed to provide to Delta and United are covered by firm orders with Embraer. In addition to the 25 regional jets which we will obtain from US Airways and the 12 regional jets we will operate for Delta and United, we have conditional firm orders and options for 90 regional jets. Our options for ERJ-145 aircraft began expiring on September 30, 2005, and our conditional firm orders for ERJ-170 aircraft began expiring on November 21, 2005. Forty of the options are for ERJ-170 aircraft which we may convert to options for ERJ-175, ERJ-190 or ERJ-195 aircraft, all of which are in the ERJ-170 family but have higher passenger capacities, ranging from 78 to 110 seats. While our regional jet code-share agreements have limited restrictions on our ability to enter into new or expanded relationships, our ability to grow has not been impaired. Further, we have the necessary infrastructure to place our new regional jets into service quickly.

              Experienced Management Team.    Our senior management team has extensive operating experience in the regional airline industry. Since their arrival in mid-1999, our management team has significantly grown the business in the following ways:

  •
  expanded our relationship with US Airways from 10 to 58 regional jets;

  •
  added code-share agreements with American, America West, Delta, TWA and United;

  •
  significantly increased the number of jets we fly for Delta;

  •
  managed the transition of service from TWA to American after the TWA bankruptcy;

  •
  managed the transition of service from America West to Delta when America West closed its Columbus, Ohio hub;

  •
  successfully implemented the single-fleet regional jet business model in each operating subsidiary;

  •
  established platforms for 70-seat regional jets and for 71-seat and larger regional jets by the acquisition of Shuttle America and the certification of Republic Airline;

  •
  acquired 137 unrestricted commuter slots at Ronald Reagan Washington National Airport and New York-LaGuardia Airport, which we leased back to US Airways, and other assets from US Airways; and

  •
  improved our operating efficiencies and significantly lowered our operating costs.

              In 2004, Chautauqua was named Regional Airline of the Year by Air Transport World Magazine.

              Long History of Reliable Operations.    We have a long operating history as a regional airline, having operated as a code-share partner of US Airways and its predecessors for nearly 30 years. We became an American code-share partner in June 2001, a Delta code-share partner in June 2002 and a United code-share partner in February 2004. Chautauqua is one of only a handful of airlines, globally, that has maintained an accident free passenger safety record over its entire history.

Our business strategy consists of the following elements:

              Maintain Low Operating Costs.    We will remain focused on strategies to lower our costs without compromising passenger safety, service quality or operational reliability. We will continue to implement our proven strategies for low cost operations by flying only a single fleet type at each of our operating subsidiaries, with the exception of a small number of turboprops at Shuttle America (which we expect to remove from service by December 31, 2005), maintaining high aircraft utilization, spreading our overhead costs across multiple partners within a geographically concentrated service area, keeping our overhead low while we increase our fleet size and promoting high labor productivity from a motivated and professional workforce. Additionally, as we pursue our current plan to grow our fixed-fee regional jet operations from 130 aircraft at September 30, 2005 to 163 aircraft by the end of 2006, we expect to benefit from additional economies of scale by leveraging our existing infrastructure over an increasingly larger operation.

              Expand Existing and Develop New Relationships With Code-Share Partners.    We attribute the significant growth in our traffic and profitability to our regional jet code-share agreements. We believe that these relationships provide us with an excellent opportunity to achieve stable, long-term growth. To strengthen our existing relationships, we work closely with our code-share partners to expand service to existing markets, open new markets and schedule convenient and frequent flights. In the future, we would consider further developing our subsidiary platforms in order to continue to expand existing relationships and to develop new relationships with major airline code-share partners.

              Develop Larger Aircraft Platform.    Most major air carriers, including our code-share partners, have recently begun adding, or have plans to add, 70-plus seat regional jets. We have acquired Shuttle America and certified it to operate 70-seat regional jets. On August 30, 2005, Republic Airline was certified to operate as a platform for 70-seat and larger regional jets. We believe that these larger gauge aircraft possess greater opportunities for revenue and profitability growth. We currently have firm orders for 13 and conditional firm orders and options for 49 Embraer ERJ-170 aircraft in addition to the 25 regional jets which we will obtain from US Airways and the 12 regional jets we will begin to fly for Delta and United. We believe the ERJ-170 is superior to the competing regional jet aircraft. The ERJ-170 is a completely new design which incorporates updated technology, increased passenger comfort and stowage and low operating costs. As a result, we believe that we will be able to offer a higher quality service to our major partners without incurring increased unit costs relative to our competitors. We believe we are currently the only independent regional airline in North America with orders for the Embraer 170 family of aircraft.

              Fixed-Fee Flying.    We believe that fixed-fee regional jet code-share agreements allow our major airline partners to enjoy the significant benefits of optimizing total network revenues and matching aircraft size to customer demand, thereby minimizing their operating costs. We anticipate that fixed-fee regional jet code-share agreements will be the primary basis on which we will continue to add jets to our fleet.

              Provide Excellent Customer Service.    We believe that our focus on providing excellent customer service in every aspect of operations, including personnel, flight equipment, in-flight amenities, on-time performance, flight completion ratios and baggage handling, is largely responsible for our success in attracting and retaining multiple major airline code-share partners. This is because our partners seek to build customer loyalty and preference through consistent, high-quality, seamless customer service, which they expect their regional partners to be able to provide at a competitive price. We believe that our planned ERJ-170 regional jet service at Republic Airline and Shuttle America will allow us to offer our partners an even higher level of customer service.

              Motivate Our Employees to Succeed.    We believe that our employees are key to our success. In addition to offering competitive compensation and benefits, we take a number of steps to make our company an attractive place to work and build a career. These include maintaining various employee recognition and bonus award programs and consistently communicating our vision and mission statement to our employees.

              We were formed in 1996 as a holding company but conducted no business until May 1998 when we acquired Chautauqua. In November 1999, we formed Republic Airline, which received its certification in August of 2005. In May 2005, we acquired Shuttle America. Our executive offices are located at 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268. Our telephone number at that location is (317) 484-6000.

Recent Developments

US Airways

              On March 14, 2005, we announced that we, along with Wexford Capital LLC, had reached agreement with US Airways Group, Inc., which we refer to as "US Airways Group", and US Airways on an investment agreement which included provisions for the affirmation of an amended Chautauqua Airlines Jet Service Agreement, which we refer to as the "Chautauqua JSA"; a potential new jet service agreement with a Republic Airways subsidiary for the operation of Embraer 170 and 190 aircraft; a conditional $125 million equity commitment and up to $110 million in asset-related financing.

              Terms of the agreement were filed by US Airways Group with the U.S. Bankruptcy Court for the Eastern District of Virginia in Alexandria, and the Court approved the investment agreement on March 31, 2005.

              The investment agreement provided, among other things, for:

  •
  The amendment of the existing Chautauqua JSA to provide for, among other things: the operation of regional jets at reduced costs to US Airways; US Airways' right to terminate from service up to five 50-seat aircraft, and in other circumstances up to 15 regional jet aircraft, but not in excess of more than two aircraft in any calendar month; Chautauqua's right to terminate from service a specified number of regional jet aircraft (not to exceed 15 50-seat aircraft); and a one-year extension of the agreement to March 2013. In no event is the number of 50-seat aircraft permitted to fall below 20 without our consent.

  •
  An option, exercisable by US Airways prior to the effective date of its plan of reorganization, but no later than December 31, 2005, to, among other things, sell to Republic Airways for an aggregate purchase price of approximately $51.6 million, 113 unrestricted commuter slots located at Ronald Reagan Washington National Airport and 24 unrestricted commuter slots located at New York-LaGuardia Airport, subject to the contemporaneous purchase by Republic Airways of ten ERJ-170 aircraft and related equipment owned by US Airways and, upon the arrangement to have 100% lease financing available to Republic Airways, three ERJ-170 aircraft committed for delivery to US Airways.

  •
  An option, exercisable by US Airways Group, to require Republic Airways, subject to specified conditions, to invest $125 million in new equity upon US Airways' emergence from bankruptcy.

              On June 23, 2005, US Airways Group notified us that it did not intend to exercise its option, described in the immediately preceding bullet point, to require Wexford Capital LLC or us to make an investment in its equity. However, US Airways Group and US Airways notified us that they wished to exercise their option to sell to us the 137 commuter slots and 10 ERJ-170 aircraft and related equipment and assign to us the leases for 15 ERJ-170 aircraft.

              In connection with US Airways Group's and US Airways' exercise of their option:

  •
  On September 21, 2005, we and US Airways entered into a global aircraft transaction agreement, which we refer to as the "Aircraft Agreement." Under the Aircraft Agreement, we purchased 10 ERJ-170 aircraft owned by US Airways for a net purchase price of $38.2 million. These 10 aircraft were initially leased back to US Airways subject to their transfer to Republic Airline, under the 10-year fixed-fee Jet Service Agreement dated as of September 2, 2005 between Republic Airline and US Airways, which we refer to as the "Republic JSA". In addition to these 10 aircraft and the three aircraft which were leased pursuant to the investment agreement, we will assume the leases of 15 ERJ-170 aircraft from US Airways, which will also be operated by Republic Airline. In connection with the assumption of the leases of the additional aircraft, we will assume approximately $350 million in lease obligations. The transition of all 28 aircraft is expected to be completed by September 2006. Under the Aircraft Agreement, we also assumed debt totaling

    $168.7 million relating to the 10 purchased aircraft. This debt matures on September 22, 2017. The repayment may be accelerated in certain instances including our failure to timely pay principal and interest or our filing for reorganization pursuant to Chapter 11 of the Bankruptcy Code.

  •
  On September 22, 2005, we and US Airways entered into a slot option agreement, which we refer to as the "Slot Agreement." Under the Slot Agreement, we purchased 113 commuter slots at Ronald Reagan Washington National Airport and 24 commuter slots at New York-LaGuardia Airport. The purchase price for all of the slots was $51.6 million. The slots were leased back to US Airways and will continue to be operated by US Airways Express carriers until the expiration or termination by us of the amended and restated Chautauqua JSA dated as of April 26, 2005 between US Airways and Chautauqua or the Republic JSA, whichever is later, at an agreed rate. Prior to the expiration of the agreement to license the slots, US Airways has the right to repurchase all, but not less than all, of the Washington and LaGuardia slots at a predetermined price.

  •
  On September 21, 2005, US Airways and Republic Airline entered into Amendment No. 1 to the Republic JSA. This Amendment No. 1 provides, among other things, that Republic Airline shall be subject to monetary penalties if Republic Airline is unable to transition the subject aircraft to Republic Airline by certain specified dates, subject to certain exclusions for events outside of Republic Airline's control. Republic Airline believes that it will be able to timely complete the transition of the subject aircraft.

  •
  We intend to purchase other ERJ-170 assets from US Airways, including a flight simulator and spare parts, for approximately $10 million.

Expansion of Relationship with United Airlines

              In June 2005, we amended our agreement with United to provide for us to fly an additional five ERJ-170 aircraft as United Express flights. The addition of these five aircraft will bring the total number of ERJ-170 aircraft which we will operate for United to 28, including two spares. We began to place the new aircraft into service in September 2005 and expect that all of these the new aircraft will be in service by December 2005. We also agreed to remove from service two ERJ-145 aircraft, one of which was removed on November 1, 2005 and the other one of which will be removed on December 31, 2005, bringing the total number of ERJ-145 aircraft to seven.

Restatement of Financial Statements

              On October 14, 2005, the audit committee of our board of directors determined that our financial statements for the years ended December 31, 2002, 2003 and 2004 and interim financial statements for the six and three month periods ended June 30, 2005 and 2004 and March 31, 2005 and 2004 should be restated to record revenue and certain reimbursable pass through costs, primarily fuel, under certain of our fixed fee code-share agreements at actual amounts incurred rather than at the assumed rates set forth in our code-share agreements. The restated financial statements, which we filed with the Securities and Exchange Commission, or SEC, on Forms 10-K/A and 10-Q/A on November 3, 2005, recognize all reimbursable pass-through costs as revenue, while simultaneously treating these pass-through costs as expenses. The restatements have no impact on previously reported operating income, pre-tax income, net income, earnings per share, cash flows or financial condition.

Other Recent Developments

              On September 1, 2005, we entered into a new four-year collective bargaining agreement with our flight attendants who were represented by the International Brotherhood of Teamsters, AFL-CIO.

              Hurricane Wilma forced us to suspend some of our operations in Florida for a number of days. Consequently, and although it is too early to know with precision, we believe our pre-tax profit for our fourth quarter of 2005 could be negatively impacted by approximately $1.5 million. In addition, as a result of Delta's bankruptcy, Delta in December will be utilizing our aircraft at less than historical levels.

The Offering

Common stock offered by the selling stockholder	8,000,000 shares
Common stock outstanding after the offering	41,752,135 shares(1)
Use of proceeds
We will not receive any of the proceeds from the sale of shares by WexAir LLC, the selling stockholder. The selling stockholder will receive all net proceeds from the sale of shares of our common stock in this offering.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq National Market symbol	"RJET"
Overallotment option	1,200,000 shares, subject to the underwriters' overallotment option, may be sold by the selling stockholder.

(1)
The number of shares outstanding after the offering:

•
excludes 2,398,860 shares of common stock reserved for issuance upon exercise of outstanding stock options held by employees and directors at a weighted average exercise price of $8.56 per share; and

•
excludes 3,435,000 shares of common stock reserved for issuance upon exercise of warrants granted to Delta (assuming it exercises all warrants under its code-share agreement) at an exercise price of $12.50 for 825,000 shares, at an exercise price of $13.00 for 396,000 shares, at an exercise price of $12.35 for 1,254,000 shares and at an exercise price of $11.60 for 960,000 shares.

Summary Consolidated Financial Information

              You should read this summary consolidated financial information together with the audited and unaudited consolidated financial statements and related notes incorporated by reference into this prospectus as described under "Incorporation By Reference" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

              The following summary consolidated financial information for each of the three years in the period ended December 31, 2004 and as of December 31, 2003 and 2004 have been derived from the audited consolidated financial statements for those periods incorporated by reference into this prospectus from our Form 10-K/A filed with the SEC on November 3, 2005. We derived the summary consolidated financial information as of September 30, 2005 and for the nine-month periods ended September 30, 2004 and 2005 from our unaudited condensed consolidated financial statements, which are incorporated by reference into this prospectus from our Form 10-Q filed with the SEC on November 4, 2005. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of that data.

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(In thousands, except share, per share and airline operating data)
Statement of Operations Data:
Total operating revenues	$356,197	$492,280	$646,324	$457,804	$653,245
Operating expenses:
Wages and benefits	63,572	86,949	112,305	82,811	105,482
Aircraft fuel	64,869	106,840	174,208	117,227	199,540
Passenger fees and commissions	7,925	6,254	2,939	—	—
Landing fees	13,053	19,098	24,201	17,588	22,961
Aircraft and engine rent	64,991	67,350	74,514	54,101	57,508
Maintenance and repair	43,441	53,475	70,290	53,103	56,580
Insurance and taxes	17,103	12,859	13,186	10,070	12,479
Depreciation and amortization	12,032	23,873	34,412	23,771	43,944
Impairment loss and accrued aircraft return costs(1)	7,196	2,756	1,441	—	—
Other	32,444	30,115	47,483	39,060	45,818
Total operating expenses	326,626	409,569	554,979	397,731	544,312
Operating income	29,571	82,711	91,345	60,073	108,933
Other income (expense):
Interest expense:
Non-related party	(10,913)	(21,183)	(27,812)	(18,321)	(42,476)
Related party	(1,955)	(1,606)	(652)	(654)	(32)
Other income	526	195	518	291	3,184
Total other income (expense)	(12,342)	(22,594)	(27,946)	(18,684)	(39,324)
Income before income taxes	17,229	60,117	63,399	41,389	69,609
Income tax expense	9,540	23,979	24,547	17,303	27,418
Net income	$7,689	$36,138	$38,852	$24,086	$42,191
Preferred stock dividends(2)	(413)	(170)	—	—	—
Net income available for common stockholders	$7,276	$35,968	$38,852	$24,086	$42,191
Net income available for common stockholders per share(3):
Basic	$0.36	$1.80	$1.66	$1.06	$1.25
Diluted	$0.35	$1.73	$1.62	$1.04	$1.22
Weighted average common shares outstanding(3):
Basic	20,000,000	20,000,000	23,349,613	22,619,291	33,885,551
Diluted	20,832,750	20,841,415	23,906,762	23,219,064	34,624,762

(footnotes on following page)

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(In thousands, except share, per share and airline operating data)
Other Financial Data:
Net cash from:
Operating activities	$42,710	$91,627	$116,827	$90,823	$121,534
Investing activities	$(34,552)	$(30,683)	$(102,424)	$(80,523)	$(147,139)
Financing activities	$(4,747)	$(45,093)	$9,282	$17,525	$142,734
Airline Operating Data:
Passengers carried	3,758,748	5,120,987	6,842,407	4,871,505	6,769,088
Revenue passenger miles(4)	1,523,201,642	2,319,261,441	3,062,940,174	2,194,583,555	3,243,886,882
Available seat miles(5)	2,535,087,476	3,665,876,102	4,618,042,586	3,349,608,516	4,705,310,182
Passenger load factor(6)	60.1%	63.3%	66.3%	65.5%	68.9%
Revenue per available seat mile(7)	$0.141	$0.134	$0.140	$0.135	$0.137
Cost per available seat mile(8)	$0.134	$0.118	$0.126	$0.124	$0.125
EBITDA(9)	$42,129	$106,779	$126,275	$84,135	$156,068
Average passenger trip length (miles)	405	453	448	441	471
Number of aircraft in service (end of period):
Embraer Regional Jets:
Owned	18	38	62	47	81
Leased	41	45	49	49	54
Saab Turboprops(10):
Owned	0	0	4	6	4
Leased	21	21	13	14	7

Total aircraft	80	104	128	116	146	(11)

	As of December 31,
				As of September 30, 2005
	2002	2003	2004
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,684	$22,535	$46,220	$163,349
Aircraft and other equipment, net	301,905	549,009	984,512	1,564,167
Total assets	401,260	669,783	1,171,820	1,936,913
Long-term debt, including current maturities	284,067	486,146	850,869	1,340,858
Redeemable preferred stock of subsidiary at redemption value	5,160	—	—	—
Total stockholders' equity	$31,270	$72,406	$174,651	$403,970

(1)
We recorded impairment losses and accrued aircraft return cost of $7.2, $2.8 and $1.4 million in 2002, 2003 and 2004, respectively. As of September 30, 2005 and December 31, 2004, we maintained a reserve of $4.2 and $4.6 million, respectively, with respect to such losses which we believe is adequate to cover our expected costs.

(2)
Preferred stock dividends represent dividends on 16.295828 shares of Series A redeemable preferred stock at a par value of $.01 per share issued by Chautauqua to an affiliate of the selling stockholder. The preferred stockholder was entitled to receive cumulative dividends equal to 10% per annum of the stated value of the preferred stock. The preferred stock, including accrued and unpaid dividends, was purchased and retired during 2003.

(3)
On June 4, 2002, our board of directors declared a 200,000:1 stock split. All per share amounts, numbers of shares and options outstanding in the consolidated financial statements have been adjusted for the stock split.

(4)
Revenue passengers multiplied by miles flown.

(5)
Passenger seats available multiplied by miles flown.

(footnotes continued on following page)

(6)
Revenue passenger miles divided by available seat miles.

(7)
Total airline operating revenues divided by available seat miles.

(8)
Total operating and interest expenses divided by available seat miles. Total operating and interest expenses is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public.

(9)
EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income or operating income as indicators of our financial performance or to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. Currently, aircraft and engine ownership costs, which include aircraft and engine rent, depreciation, and interest expense, are our most significant cash expenditure.

       The following represents a reconciliation of EBITDA to net cash from operating activities for the periods indicated (dollars in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
EBITDA	$42,129	$106,779	$126,275	$84,135	$156,068

Interest expense	(12,868)	(22,789)	(28,464)	(18,975)	(42,508)
Debt issue cost and other amortization	339	1,968	1,928	905	1,348
Warrant amortization	9	359	800	541	255
Loss on aircraft and other equipment disposals	193	1,079	1,151	1,049	(548)
Impairment loss and accrued aircraft return costs	7,196	2,756	1,441	864	—
Amortization of deferred credits	(1,132)	(1,249)	(1,285)	(964)	(1,005)
Stock compensation expense	214	214	214	160	125
Current income tax expense (benefit)	4,485	(237)	(520)	(1,131)	(488)
Changes in certain assets and liabilities:
Receivables	(481)	(7,124)	10,480	12,304	(9,580)
Inventories	715	(2)	(2,683)	(1,873)	(1,372)
Prepaid expenses and other current assets	(1,116)	1,057	(1,022)	(1,937)	(2,248)
Accounts payable	4,209	(4,405)	1,963	(511)	(3,532)
Accrued liabilities	1,805	14,937	11,370	18,903	29,091
Other assets	(2,987)	(1,716)	(4,821)	(2,647)	(4,072)

Net cash from operating activities	$42,710	$91,627	$116,827	$90,823	$121,534

(10)
Excludes two Saab 340 aircraft held for sale at December 31, 2002 and 2003 and one as of December 31, 2004 and September 30, 2005 and one leased Saab 340 aircraft at December 31, 2002.

(11)
Includes three ERJ-145 aircraft owned by us and subleased to a third party, but does not include 10 ERJ-170 aircraft acquired from US Airways under the Aircraft Agreement.

RISK FACTORS

              Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with all of the other information contained in and incorporated by reference into this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects could be materially adversely affected. Any adverse effect on our business, financial condition or results of operations could result in a decline in the trading price of our common stock and the loss of all or part of your investment.

Risks Related To Our Operations

We are dependent on our code-share relationships with our major partners.

              We depend on relationships created by our regional jet code-share agreements with US Airways, American, Delta and United for all of our passenger revenue. Any material modification to, or termination of, our code-share agreements with any of these partners could have a material adverse effect on our financial condition, results of our operations and the price of our common stock. Each of the code-share agreements contains a number of grounds for termination by our partners, including our failure to meet specified performance levels. In addition, American may terminate its code-share agreement without cause upon 180 days notice, provided such notice may not be given prior to September 30, 2008. If American terminates its code-share agreement for cause, it has the right to require us to assign to them our leases of all Embraer regional jets then operating under the code-share agreement or to lease such jets to them to the extent we own them. If American terminates our code-share agreement other than for cause, we have the right to require American to assume our leases of all Embraer regional jets then operating under the code-share agreement, or to lease such jets from us to the extent we own them. Delta may partially or completely terminate its code-share agreement with respect to the ERJ-135/145 aircraft, with or without cause, on 180 days written notice at any time after November 2009, and may partially or completely terminate its code-share agreement with respect to the ERJ-170 aircraft, with or without cause, on 180 days written notice at any time after July 2012. If Delta exercises this right under either agreement or if we terminate either agreement for cause, we have the right to require Delta either to purchase, sublease or assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for Delta under that agreement. If we choose not to exercise this right, or if Delta terminates either agreement for cause, Delta may require us to sell or sublease to it or Delta may assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for it under that agreement. In addition, our code share agreements with Delta have not been and may not be assumed by Delta in bankruptcy and may be modified or terminated. United may terminate its code-share agreement with respect to the ERJ-145 aircraft without cause on 18 months prior written notice, provided that such notice may not be given prior to December 31, 2007. If we wrongfully terminate our code-share agreement, breach certain provisions thereof or fall below certain minimum operating thresholds for three consecutive months or any six month period in a rolling 12 month period, United can assume our ownership or leasehold interests in the jets we operate for it.

              In addition, because substantially all of our passenger revenues are currently generated under the code-share agreements, if any one of them is terminated, our operating revenues and net income will be materially adversely affected unless we are able to enter into satisfactory substitute arrangements or, alternatively, fly under our own flight designator code, including obtaining the airport facilities and gates necessary to do so. We cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute arrangements would be as favorable to us as the current code-share agreements or that we could successfully fly under our own flight designator code.

              For the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, US Airways accounted for approximately 22% and 38% of our passenger revenues, Delta accounted for approximately 33% and 36% of our passenger revenues, American accounted for approximately 13% and 16% of our passenger revenues and United accounted for approximately 32% and 10% of our passenger revenues. We have granted to Delta warrants to purchase an aggregate of 3,435,000 shares of our common stock. The exercise prices of these warrants range from $11.60 to $13.00 per share. In addition, beyond the first 16 aircraft that we are contractually committed to place into service for Delta through 2006, Delta is entitled to a warrant to purchase 60,000 shares of our common stock for each additional aircraft we place into service for it. The exercise price of each of these warrants will be the lower of the then current market price of our common stock or the average of the closing prices of our common stock for the 30 days prior to such aircraft being placed into service.

Our code-share agreements with United and Delta will be terminated if United and Delta do not emerge from bankruptcy.

              United and Delta are attempting to reorganize their respective businesses under Chapter 11 of the bankruptcy code. Under the terms of our code-share agreements with each of United and Delta, if the plan of reorganization is not confirmed in Chapter 11 bankruptcy or if the bankruptcy is converted to a liquidation under Chapter 7 of the bankruptcy code, then our code-share agreement will be terminated. If the agreements are terminated, we must still accept for delivery the aircraft which had not been delivered but that we would have flown for that airline. Although we are entitled to recoup certain expenses in connection with the aircraft, including certain fees paid to the manufacturer as well as our ownership costs of the aircraft for a transitional period of time, a termination of these agreements could have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of these aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly under our own flight designator code. We cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute code-share arrangements would be as favorable to us as the current code-share arrangement with United or Delta, or that we could, in the alternative, successfully fly under our own flight designator code.

We may be unable to redeploy smaller aircraft removed from service in response to our code-share partners' demand for larger aircraft.

              Certain of our code-share partners have requested that we replace ERJ-145 and smaller aircraft with aircraft from the ERJ-170 family. Although none of our code-share agreements allow our partners to require this replacement, we typically strive to meet the needs of our partners. To the extent that we agree to remove an ERJ-145 or smaller aircraft from service, we must redeploy it in order to cover our carrying expenses for that aircraft. Our inability to redeploy aircraft that have been removed from service could materially adversely affect our financial condition, results of operations and the price of our common stock.

If the financial strength of any of our code-share partners decreases, our financial strength is at risk.

              We are directly affected by the financial and operating strength of our code-share partners. In the event of a decrease in the financial or operational strength of any of our code-share partners, such partner may be unable to make the payments due to us under its code-share agreement. In addition, it may reduce utilization of our aircraft to the minimum levels specified in the code-share agreements. United and Delta have filed to reorganize their respective businesses under Chapter 11 of the bankruptcy code. In addition, it is possible that our code-share agreement with a code-share partner that files for reorganization under Chapter 11 of the bankruptcy code may not be assumed in bankruptcy and could be modified or terminated. Any such event could have an adverse effect on our operations and the price of our common stock. Our code-share agreements with Delta have not yet been assumed. As of November 16, 2005, Standard & Poor's and Moody's, respectively, maintained ratings of B- and Ba2 for US Airways, B- and Caa2 for AMR Corp., the parent of American, D and C for Delta and D and WR for UAL Corp., the parent of United.

Our code-share partners may expand their direct operation of regional jets thus limiting the expansion of our relationships with them.

              We depend on major airlines like US Airways, American, Delta and United electing to contract with us instead of purchasing and operating their own regional jets. However, some major airlines own their own regional airlines and operate their own regional jets instead of entering into contracts with us or other regional carriers. For example, American and Delta have acquired many regional jets which they fly under their affiliated carriers, American Eagle, with respect to American, and Comair, with respect to Delta. In addition, US Airways is operating regional jets through its PSA subsidiary. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of purchasing their own regional jets or entering into relationships with competing regional airlines. They are not prohibited from doing so under our code-share agreements. In addition, US Airways recently announced that, pursuant to an agreement with its pilots, US Airways will not enter into agreements with its regional affiliates to fly ERJ-190 and higher capacity regional jets and it is possible that our other partners will make the same decision. A decision by US Airways, American, Delta or United to phase out our contract based code-share relationships and instead acquire and operate their own regional jets or to enter into similar agreements with one or more of our competitors could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Any labor disruption or labor strikes by our employees or those of our code-share partners, including Delta's pilots, would adversely affect our ability to conduct our business.

              All of our pilots and customer service employees and most of our flight attendants and dispatchers are represented by unions. Collectively, these employees represent approximately 78% of our workforce as of September 30, 2005. Although we have never had a work interruption or stoppage and believe our relations with our unionized employees are generally good, we are subject to risks of work interruption or stoppage and/or may incur additional administrative expenses associated with union representation of our employees. If we are unable to reach agreement with any of our unionized work groups on the amended terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to fulfill our obligations under our code-share agreements and could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

              Under the terms of our jet code-share agreement with US Airways, if we are unable to provide scheduled flights as a result of a strike by our employees, it is only required to pay us for certain fixed costs for specified periods. Under the terms of the code-share agreements with American, Delta and United, none of them are required to pay us any amounts during the period our employees are on strike and we are unable to provide scheduled flights. A sustained strike by our employees would require us to bear costs otherwise paid by our code-share partners.

              In addition, a labor disruption other than a union authorized strike may cause us to be in material breach of our code-share agreements, all of which require us to meet specified flight completion levels during specified periods. Our code-share partners have the right to terminate their code-share agreements if we fail to meet these completion levels.

              Delta's pilots have threatened to strike if Delta is successful in rejecting the pilots' labor agreement. Such a strike would most likely cause Delta to suspend operations for at least the length of the strike and, consequently, could force Delta to liquidate. In the event of such a strike and/or liquidation, our financial condition, results of operations and the price of our common stock would be adversely affected.

Our current growth plans may be materially adversely affected by substantial risks, some of which are outside of our control.

              As of the date hereof, in addition to the 22 Embraer ERJ-170 aircraft which we will obtain from US Airways by September 2006, we plan to acquire an additional 13 Embraer ERJ-170 regional jets by the end of 2006, all of which are subject to firm orders. Of these 13 aircraft, four aircraft which we will take delivery of in the third quarter of 2006 are not yet allocated to any of our partners. We have financing commitments in place for all of these firm orders. If we are incorrect in our assessment of the profitability and feasibility of our growth plans, if circumstances change in a way that was unforeseen by us or if we are unable to consummate financing for these aircraft, we may not be able to grow as planned.

              Under our code-share agreements, we are obligated to place in service an additional 37 Embraer regional jets through 2006 at an aggregate cost (excluding the cost of acquiring the aircraft) to us of approximately $9.4 million. These costs, which are related to the acquisition of these aircraft, include the acquisition of related additional ground and maintenance facilities and support equipment, the employment of approximately 1,300 additional employees and the integration of those aircraft, facilities and employees into our existing operations.

              As of September 30, 2005, we had conditional firm orders or options to purchase an aggregate of 90 regional jets from Embraer, in addition to the 25 regional jets which we will obtain from US Airways and the 12 regional jets we will fly for Delta and United. If we choose to exercise options to purchase aircraft from Embraer prior to obtaining a commitment from existing or future code-share partners to place the aircraft in service, we will be obligated to purchase the aircraft from Embraer and to bear the cost of operation even if we cannot place the aircraft in service with a code-share partner, which could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

              Our ability to manage our growth effectively and efficiently requires us to continue to forecast accurately our equipment needs and human resources and to continue to expend funds to improve our operating, financial and management controls, reporting systems, procurement process and procedures. In addition, we must effectively expand, train and manage our employee base, which could be costly. Our growth will place a significant strain on our management and other corporate resources. If we are unable to manage our anticipated growth effectively and efficiently, our business could be harmed.

              Our growth plans may be adversely affected by our code-share agreements with American and Delta. Our American agreement requires us to provide regional airline services exclusively for American at its St. Louis hub and within 50 statute miles of that hub. This agreement also prohibits us from providing competing regional hub services at Memphis, Nashville and Kansas City and means that, without American's consent, we are prohibited from operating flights under our own flight designator code or on behalf of any other air carrier providing "hub" services in or out of these airports. Chautauqua's Delta agreement prohibits it from conducting code-share flying into several major metropolitan airports, except under its existing code-share agreements with American and US Airways. Pursuant to the terms of Chautauqua's code-share agreement with Delta, it is prohibited from operating aircraft other than for Delta except for (1) those it operates for its existing code-share partners, (2) the additional aircraft it may operate under its existing agreements and (3) aircraft subject to other limited exceptions. Furthermore, pursuant to the terms of our code-share agreements with

United, except for our current code-share flying, we are prohibited from operating 50 seat or larger regional jets or turboprops from United's current hub airports. United's hub airports are Denver, Washington Dulles, Los Angeles, Chicago O'Hare, Seattle and San Francisco.

Our code-share partners may be restricted in increasing the level of business that they conduct with us, thereby limiting our growth.

              In general, the pilots' unions of certain major airlines have negotiated collective bargaining agreements that restrict the number and/or size of regional aircraft that a particular carrier may operate. A "scope" clause in US Airways' current collective bargaining agreement with its pilots prevents US Airways from using more than 465 large regional jets not flown by its pilots in its operations. For purposes of this limitation, a large regional jet is an aircraft configured with 86 or more passenger seats. There are no quantity limitations in the US Airways scope limitations for small regional jets. For purposes of this scope restriction, a small regional jet is defined as any aircraft configured with 78 or fewer seats. We cannot assure you that, except as contemplated in "Prospectus Summary—Recent Developments—US Airways," US Airways will contract with us to fly any additional aircraft. Our ability to participate in additional regional jet flying for US Airways is subject to the further limitation that we employ furloughed US Airways pilots. Our utilization of US Airways pilots was approved by our pilots union, however, they limited their approval to 80 additional aircraft for US Airways which, net of the five ERJ-145 regional jets we are removing from service, will include the 25 ERJ-170s which we will obtain from US Airways. A "scope" clause in American's current collective bargaining agreement with its pilots limits it from operating regional jets having 51 or more seats. A "scope" clause in Delta's current collective bargaining agreement with its pilots restricts it from operating regional jets having more than 70 seats and limits it from operating more than 125, or under certain circumstances, 150, regional jets having 70 seats. United's "scope" limitations restrict it from operating aircraft configured with more than 70 seats or any aircraft weighing more than 83,000 pounds.

              American's "scope" limitations further limit its code-share partners, in our case Chautauqua, from operating regional jets with 51 or more seats even for partners other than American. Delta's "scope" limitations restrict its partners from operating aircraft with over 70 seats even if those aircraft are operated for an airline other than Delta. Neither US Airways nor United have similar "scope" limits on the size of aircraft we can operate for our other code-share partners.

              We cannot assure you that these "scope" clauses will not become more restrictive in the future. Any additional limit on the number of regional jets we can fly for our code-share partners could have a material adverse effect on our expansion plans and the price of our common stock.

Our fleet expansion program will require a significant increase in our leverage and the financing we require may not be available on favorable terms or at all.

              The airline business is very capital intensive and, as a result, many airline companies are highly leveraged. During the nine months ended September 30, 2005 and the year ended December 31, 2004, our mandatory debt service payments totaled $35.0 million and $47.4 million, respectively, and our mandatory lease payments totaled $56.5 million and $71.0 million, respectively. We have significant lease obligations with respect to our aircraft, which aggregated approximately $963.1 million at September 30, 2005 and $793.0 million at December 31, 2004. As of the date hereof, our current growth strategy involves the acquisition by purchase or lease of at least 35 more Embraer regional jets through 2006, including 22 which we will obtain from US Airways, all of which we will place in service for US Airways, Delta and United under our existing code-share agreements with them, except for four which are not yet allocated. Embraer's current aggregate list price for the other 13 Embraer regional jets is approximately $365.3 million. We expect to lease or otherwise acquire on credit a substantial portion of these Embraer regional jets, which will increase significantly our mandatory lease and debt service payments.

              There can be no assurance that our operations will generate sufficient cash flow to make such payments or that we will be able to obtain financing to acquire the additional aircraft or make other capital expenditures necessary for our expansion. If we default under our loan or lease agreements, the lender/lessor has available extensive remedies, including, without limitation, repossession of the respective aircraft and other assets and, in the case of large creditors, the effective ability to exert control over how we allocate a significant portion of our revenues. Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our financial condition, results of operations and the price of our common stock in many ways, including:

  •
  increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;

  •
  limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and

  •
  adversely affecting our ability to respond to changing business or economic conditions or continue our growth strategy.

              If we need funds and cannot raise them on acceptable terms, or at all, we may be unable to realize our current plans or take advantage of unanticipated opportunities and could be required to slow or stop our growth.

We depend on Embraer to supply us with the aircraft we require to expand.

              As of September 30, 2005, we were obligated under our code-share agreements to place an additional 37 Embraer regional jets in service through 2006, including the 25 Embraer regional jets which we will obtain from US Airways. The remaining 12 regional jets are subject to firm orders. We have financing commitments in place for all of these aircraft, which will be placed into service with Delta and United. We also have 90 conditional firm orders and options to acquire regional jets that are exercisable through September 2007. Our options for ERJ-145 aircraft began expiring on September 30, 2005, and our conditional firm orders for ERJ-170 aircraft began expiring on November 21, 2005. We are dependent on Embraer as the manufacturer of all of these jets. Our risks in relying on a single manufacturer include:

  •
  the possibility that Embraer could refuse, or may not be financially able, to perform its obligations under the purchase agreement for the delivery of the regional jets;

  •
  a fire, strike or other event could occur that affects Embraer's ability to completely or timely fulfill its contractual obligations;

  •
  the failure or inability of Embraer to provide sufficient parts or related support services on a timely basis;

  •
  the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

  •
  the issuance of FAA directives restricting or prohibiting the use of Embraer regional jets or requiring time-consuming inspections and maintenance; and

  •
  the adverse public perception of a manufacturer as a result of an accident or other adverse publicity.

              Any disruption or change in the delivery schedule of these Embraer regional jets would affect our overall operations and our ability to fulfill our obligations under our code-share agreements.

              Further, ERJ-170 aircraft began operating in the commercial airline market in February 2004. As a new product, these aircraft have been, and may continue to be, subject to unforeseen manufacturing and/or reliability issues.

              Our operations could be materially adversely affected by the failure or inability of Embraer or any key component manufacturers to provide sufficient parts or related support services on a timely basis or by an interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft.

Reduced utilization levels of our aircraft under the fixed-fee agreements would adversely impact our revenues and earnings.

              Our agreements with US Airways, American, Delta and United require each of them to schedule our aircraft to a minimum level of utilization. However, the aircraft have historically been utilized more than the minimum requirement. Even though the fixed-fee rates adjust, either up or down, based on scheduled utilization levels or require a fixed amount per day to compensate us for our fixed costs, if our aircraft are underutilized (including taking into account the stage length and frequency of our scheduled flights) we will likely lose both the opportunity to recover a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized and the opportunity to earn incentive compensation on such flights. For example, as a result of Delta's bankruptcy, Delta in December will be utilizing our aircraft at less than historical levels.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, will directly impact our earnings.

              Labor costs constitute a significant percentage of our total operating costs, and we have experienced pressure to increase wages and benefits for our employees. Under our code-share agreements, our reimbursement rates contemplate labor costs that increase on a set schedule generally tied to an increase in the consumer price index or the actual increase in the contract. We are entirely responsible for our labor costs, and we may not be entitled to receive increased payments for our flights if our labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in our labor costs above the levels assumed in our reimbursement rates could result in a material reduction in our earnings. We have collective bargaining agreements with our pilots, customer service employees, and the majority of our flight attendants and dispatchers. Our customer service agents, pilots, dispatchers and flight attendant agreements are amendable in December 2005, October 2007, February 2007 and September 2009, respectively. We cannot assure you that future agreements with our employees' unions will be on terms in line with our expectations or comparable to agreements entered into by our competitors, and any future agreements may increase our labor costs and reduce both our income and our competitiveness for future business opportunities.

Our business could be harmed if we lose the services of our key personnel.

              Our business depends upon the efforts of our chief executive officer, Bryan Bedford, and our other key management and operating personnel. American can terminate its code-share agreement if we replace Mr. Bedford without its consent, which cannot be unreasonably withheld. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We maintain a "key man" life insurance policy in the amount of $10 million for Mr. Bedford, but this amount may not adequately compensate us in the event we lose his services.

We may experience difficulty finding, training and retaining employees.

              Our business is labor intensive. We intend to hire a large number of pilots, flight attendants, maintenance technicians and other personnel associated with our expansion plans.

              The airline industry has from time to time experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we have, from time to time, faced considerable turnover of our employees. Although our employee turnover has decreased significantly since September 11, 2001, our pilots, flight attendants and maintenance technicians sometimes leave to work for larger airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to carry out our expansion plans or to replace departing employees. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which could materially adversely affect our financial condition, results of operations and the price of our common stock.

We are at risk of losses stemming from an accident involving any of our aircraft.

              While we have never had a crash over our 30 year history, it is possible that one or more of our aircraft may crash or be involved in an accident in the future, causing death or injury to individual air travelers and our employees and destroying the aircraft and the property of third parties.

              In addition, if one of our aircraft were to crash or be involved in an accident we would be exposed to significant tort liability. Such liability could include liability arising from the claims of passengers or their estates seeking to recover damages for death or injury. There can be no assurance that the insurance we carry to cover such damages will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft and a decrease in revenues. Such a decrease could materially adversely affect our financial condition, results of operations and the price of our common stock.

Wexford Capital has significant influence over our affairs by virtue of its significant ownership of our common stock, and they may make decisions with which you disagree.

              The selling stockholder, WexAir LLC, which is owned by several investment funds managed by Wexford Capital, on a fully diluted basis owns beneficially approximately 44.3% of the outstanding shares of our common stock prior to this offering and, assuming the sale of all 8,000,000 shares by the selling stockholder, will own beneficially approximately 25.0% of such shares after this offering. As a result of its significant level of ownership, Wexford Capital and its affiliates will have significant influence over matters affecting us, including the election of directors as long as they own or control a significant percentage of our common stock. They may make decisions which you and other stockholders will not be able to affect by voting your shares.

We may have conflicts of interest with Wexford Capital, and because of its significant ownership, we may not be able to resolve these conflicts on an arm's length basis.

              Wexford Capital and its affiliates are actively engaged in the airline business. Conflicts of interest may in the future arise between Wexford Capital and its affiliates, on the one hand, and us, on the other hand, in a number of areas relating to our business and our past and ongoing relationships. Factors that may create a conflict of interest between Wexford Capital and us include the following:

  •
  On May 6, 2005, we acquired Shuttle America from an affiliate of Wexford Capital, in connection with which we executed a $1.0 million promissory note in favor of such affiliate of Wexford Capital and assumed less than $0.7 million of Shuttle America's debt. This promissory note has since been repaid. In addition, for Wexford Capital's assistance in structuring the investment agreement with US Airways, we agreed to pay Wexford Capital $500,000 upon US Airway's emergence from bankruptcy as well as the payment of Wexford Capital's expenses, including the payment of up to approximately $850,000 to an unrelated third party consultant retained by us and Wexford Capital;

  •
  Wexford Capital may in the future make significant investments in other airline companies that directly compete with us;

  •
  sales or distributions by the selling stockholder, WexAir LLC, of all or any portion of its ownership interest in us; and

  •
  two of our directors also are directors, managing members or general partners of Wexford Capital and its affiliates.

              Wexford Capital is under no obligation to resolve any conflicts that might develop between it and its affiliates and us in a manner that is favorable to us and we cannot guarantee that such conflicts will not result in harmful consequences to our business or future prospects. In addition, Wexford Capital and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not contractually restricted or prohibited from competing with us. We have specifically renounced in our certificate of incorporation any interest or expectancy that Wexford Capital and its affiliates, including its directors and officers, will offer to us any investment or business opportunity of which they are aware.

Risks Associated With The Airline Industry

The airline industry is highly competitive.

              Within the airline industry, we not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also face competition from low-fare airlines and major airlines on many of our routes, including carriers that fly point to point instead of to or through a hub. Other low-fare carriers serve the Indianapolis International Airport, which results in significant price competition in the Indianapolis market, one of our major markets. Competition in the eastern United States markets, which we service from US Airways' hubs in New York, Boston, Philadelphia and Washington, D.C. and from Delta's hub in Orlando is particularly intense, due to the large number of carriers in those markets.

              In addition, some of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

              In addition to traditional competition among airlines, the industry faces competition from video teleconferencing and other methods of electronic communication. New advances in technology may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

Continued high fuel costs would harm the airline industry.

              Fuel costs constitute a substantial portion of the total operating expenses of the airline industry. There have been significant increases in fuel costs and continued high fuel costs such as those which have been experienced to date in 2005 would harm the airline industry's financial condition and results of operations. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues, supply and demand and other factors. Fuel availability is also affected by demand for home heating oil, gasoline and other petroleum products. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. Further, in the event of a fuel supply shortage or further increases in fuel prices, a curtailment of scheduled service could result.

The airline industry has been subject to a number of strikes which could affect our business.

              The airline industry has been negatively impacted by a number of labor strikes. Any new collective bargaining agreement entered into by other regional carriers may result in higher industry wages and increase pressure on us to increase the wages and benefits of our employees. Furthermore, since each of our code-share partners is a significant source of revenue, any labor disruption or labor strike by the employees of any one of our code-share partners could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Airlines are often affected by certain factors beyond their control, including weather conditions which can affect their operations.

              Generally, revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of departure and arrival. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. For example, Hurricane Wilma forced us to suspend some of our operations in Florida for a number of days. Under our fixed-fee code-share agreements, we are partially protected against cancellations due to weather or air traffic control, although these factors may affect our ability to receive incentive payments for flying more than the minimum number of flights specified in our code-share agreements. Should we enter into pro-rate revenue sharing agreements in the future we will not be protected against weather or air traffic control cancellations and our revenues could suffer as a result.

The airline industry has recently gone through a period of consolidation and transition; consequently, we have fewer potential partners.

              Since 1978 and continuing to the present, the airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. For example, in April 2001, American acquired the majority of Trans World Airlines, Inc.'s assets. Our relationship with American resulted from this transaction. Other recent developments include the domestic code-share alliance between United and US Airways, a similar new relationship among Delta, Continental and Northwest and the merger of America West and US Airways. We, as well as our code-share partners, routinely monitor changes in the competitive landscape and engage in analysis and discussions regarding our strategic position, including potential alliances and business combination transactions. Further consolidation could limit the number of potential partners with whom we could enter into code-share relationships. Any additional consolidation or significant alliance activity within the airline industry could materially adversely affect our relationship with our code-share partners.

The airline industry is heavily regulated.

              Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to make significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement, commuter aircraft safety and increased inspection and maintenance procedures to be conducted on older aircraft.

              We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

              The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our Embraer regional jets, for any reason, could negatively impact our results of operations.

              In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Embraer regional jets, at such airports. The imposition of any limits on the use of Embraer regional jets at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

              Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For instance, "passenger bill of rights" legislation was introduced in Congress that, if enacted, would have, among other things, required the payment of compensation to passengers as a result of certain delays and limited the ability of carriers to prohibit or restrict usage of certain tickets. This legislation is not currently active but if it is reintroduced, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. Restrictions on the ownership and transfer of airline routes and takeoff and landing slots have also been proposed. In addition, as a result of the terrorist attacks in New York and Washington, D.C. in September 2001, the FAA and the Transportation Security Administration (TSA) have imposed stringent security requirements on airlines. We cannot predict what other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our financial condition, results of operations and the price of our common stock.

Risks Related To Our Common Stock

Our stock price is volatile.

              Since our common stock began trading on The Nasdaq National Market on May 27, 2004, the market price of our common stock has ranged from a low of $8.15 to a high of $16.85 per share. The market price of our common stock may continue to fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

  •
  announcements concerning our code-share partners, competitors, the airline industry or the economy in general;

  •
  strategic actions by us, our code-share partners or our competitors, such as acquisitions or restructurings;

  •
  media reports and publications about the safety of our aircraft or the aircraft types we operate;

  •
  new regulatory pronouncements and changes in regulatory guidelines;

  •
  general and industry specific economic conditions;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  sales of our common stock or other actions by investors with significant shareholdings or our code-share partners; and

  •
  general market conditions.

              The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

              In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business.

Future sales of our common stock by our stockholders could depress the price of our common stock.

              Sales of a large number of shares of our common stock, the availability of a large number of shares for sale, or sales of shares of our common stock by Wexford Capital and/or its affiliates (including sales by the selling stockholder pursuant to this prospectus) or Delta could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings. We have 41,752,135 shares of common stock outstanding as of November 16, 2005. We, the selling stockholder and our directors and executive officers are subject to agreements with the underwriters of this offering that restrict our and their ability to sell or transfer our or their stock until March 1, 2006, with certain exceptions, including the ability of certain executive officers to sell up to 200,000 shares of common stock under their existing 10b5-1 plans. Merrill Lynch, on behalf of the underwriters, may, in its sole discretion and at any time, waive the restrictions on transfer in this agreement during this period. After these agreements expire, all of these shares will be eligible for sale in the public market.

Our incorporation documents and Delaware law have provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

              In addition to the fact that Wexford Capital, through its affiliates, will, assuming the sale of all 8,000,000 shares by the selling stockholder, beneficially own approximately 25.0% of our common stock following this offering, our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Certain of these provisions:

  •
  authorize the issuance of up to 5,000,000 shares of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock;

  •
  limit the persons who can call special stockholder meetings;

  •
  provide that a supermajority vote of our stockholders is required to amend our certificate of incorporation or bylaws; and

  •
  establish advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings.

              These and other provisions in our incorporation documents and Delaware law could allow our board of directors to affect your rights as a stockholder by making it more difficult for stockholders to replace board members. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them.

Our charter documents include provisions limiting voting by foreign owners.

              Our certificate of incorporation provides that shares of capital stock may not be voted by or at the direction of persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company (or any other domestic airline) may be owned directly or indirectly by persons who are not citizens of the United States.

We have been named as a defendant in a lawsuit filed by certain US Airways pilots

              We and an affiliate of the selling stockholder, among others including US Airways, have been named as defendants in a lawsuit filed by certain US Airways pilots. The lawsuit as it relates to us, would require us to employ certain pilots of US Airways under terms that would be more favorable to the pilots as compared to terms that were contemplated to be offered to the pilots by us. We, on the advice of our counsel, believe that the lawsuit, as it relates to us, is wholly without merit and we will ask the court to dismiss the lawsuit against us at the earliest practicable date. The lawsuit asks for monetary damages of $1.2 billion.

USE OF PROCEEDS

              All of the shares of common stock offered by this prospectus, including the common stock subject to the overallotment option, are being offered by the selling stockholder. We will not receive any of the proceeds from the shares sold by the selling stockholder. The selling stockholder will receive approximately $             million in net proceeds from the offering ($             million if the underwriters' overallotment option is exercised in full), and after deducting underwriting discounts and commissions.

PRICE RANGE OF COMMON STOCK

              Our common stock began trading on The Nasdaq National Market on May 27, 2004 and is traded under the symbol "RJET." Prior to that date, there was no public market for our common stock. The following table sets forth the high and low sales prices of our common stock for the periods indicated.

	High	Low
Year Ended December 31, 2004
Second Quarter (beginning May 27, 2004)	$15.00	$11.58
Third Quarter	14.08	8.37
Fourth Quarter	13.54	8.15
Year Ending December 31, 2005
First Quarter	14.65	10.51
Second Quarter	14.69	11.17
Third Quarter	14.72	12.04
Fourth Quarter (through November 17, 2005)	16.85	14.15

              As of November 17, 2005, there were 42 stockholders of record of our common stock.

              The last reported sale price of our common stock on The Nasdaq National Market on November 17, 2005 was $16.06 per share.

DIVIDEND POLICY

              We have never paid dividends on our common stock. We intend, however, to pay dividends out of legally available funds, as determined by our Board of Directors, commencing no earlier than the 2006 calendar year. As a holding company, we would only be able to pay dividends from funds received from Chautauqua, Republic Airline, Shuttle America and any other subsidiaries we may have. Chautauqua's credit facility does not limit its ability to pay dividends to us unless Chautauqua is in default thereunder.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

              You should read this selected consolidated financial information together with the audited and unaudited consolidated financial statements and related notes incorporated by reference into this prospectus as described under "Incorporation By Reference" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The selected consolidated financial data have been derived from our consolidated financial statements as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, and the nine months ended September 30, 2004 and 2005.

              The selected consolidated financial information as of December 31, 2004 and 2003 and for the years December 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements of Republic Airways Holdings Inc. appearing in our Annual Report on Form 10-K/A for the year ended December 31, 2004, filed with the SEC on November 3, 2005, which is incorporated herein by reference.

              The airline operating data set forth below is unaudited. The selected unaudited consolidated financial information for the nine months ended September 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements for the nine months ended September 30, 2005, which are incorporated by reference into this prospectus from our Quarterly Report on Form 10-Q filed with the SEC on November 4, 2005, and which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of that data. Our results of operations for the nine months ended September 30, 2005 are not necessarily indicative of results to be achieved for the full year ending December 31, 2005.

Selected Consolidated Financial Information

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands, except share, per share and airline operating data)
Statement of Operations Data:
Total operating revenues	$149,008	$241,028	$356,197	$492,280	$646,324	$457,804	$653,245

Operating expenses:
Wages and benefits	30,782	45,107	63,572	86,949	112,305	82,811	105,482
Aircraft fuel	23,723	41,426	64,869	106,840	174,208	117,227	199,540
Passenger fees and commissions	12,883	11,065	7,925	6,254	2,939	—	—
Landing fees	3,753	7,091	13,053	19,098	24,201	17,588	22,961
Aircraft and engine rent	22,903	46,160	64,991	67,350	74,514	54,101	57,508
Maintenance and repair	19,667	34,069	43,441	53,475	70,290	53,103	56,580
Insurance and taxes	2,822	5,710	17,103	12,859	13,186	10,070	12,479
Depreciation and amortization	4,110	7,783	12,032	23,873	34,412	23,771	43,944
Impairment loss and accrued aircraft return costs(1)	—	8,100	7,196	2,756	1,441	—	—
Other	21,143	19,070	32,444	30,115	47,483	39,060	45,818

Total operating expenses	141,786	225,581	326,626	409,569	554,979	397,731	544,312

Operating income	7,222	15,447	29,571	82,711	91,345	60,073	108,933
Other income (expense):
Interest expense	(3,550)	(6,227)	(12,868)	(22,789)	(28,464)	(18,975)	(42,508)
Other income	1,792	1,607	526	195	518	291	3,184

Total other income (expense)	(1,758)	(4,620)	(12,342)	(22,594)	(27,946)	(18,684)	(39,324)

(footnotes on following page)

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands, except share, per share and airline operating data)
Income before income taxes	5,464	10,827	17,229	60,117	63,399	41,389	69,609
Income tax expense	2,942	4,760	9,540	23,979	24,547	17,303	27,418

Net income	$2,522	$6,067	$7,689	$36,138	$38,852	$24,086	$42,191

Preferred stock dividends(2)	(255)	(418)	(413)	(170)	—	—	—
Net income available for common stockholders	$2,267	$5,649	$7,276	$35,968	$38,852	$24,086	$42,191

Net income available for common stockholders per share(3):
Basic	$0.11	$0.28	$0.36	$1.80	$1.66	$1.06	$1.25

Diluted	$0.11	$0.27	$0.35	$1.73	$1.62	$1.04	$1.22

Weighted average common shares outstanding(3):
Basic	20,000,000	20,000,000	20,000,000	20,000,000	23,349,613	22,619,291	33,885,551
Diluted	20,000,000	20,689,886	20,832,750	20,841,415	23,906,762	23,219,064	34,624,762
Other Financial Data:
Net cash from:
Operating activities	$6,710	$22,956	$42,710	$91,627	$116,827	$90,823	$121,534
Investing activities	$(10,812)	$(12,690)	$(34,552)	$(30,683)	$(102,424)	$(80,523)	$(147,139)
Financing activities	$3,975	$(7,383)	$(4,747)	$(45,093)	$9,282	$17,525	$142,734
Airline Operating Data:
Passengers carried	1,280,884	2,240,822	3,758,748	5,120,987	6,842,407	4,871,505	6,769,088
Revenue passenger miles(4)	463,050,021	880,569,802	1,523,201,642	2,319,261,441	3,062,940,174	2,194,583,555	3,243,886,882
Available seat miles(5)	869,629,172	1,649,171,823	2,535,087,476	3,665,876,102	4,618,042,586	3,349,608,516	4,705,310,182
Passenger load factor(6)	53.2%	53.4%	60.1%	63.3%	66.3%	65.5%	68.9%
Revenue per available seat mile(7)(11)	$0.171	$0.146	$0.141	$0.134	$0.140	$0.135	$0.137
Cost per available seat mile(8)(11)	$0.167	$0.141	$0.134	$0.118	$0.126	$0.124	$0.125
EBITDA(9)	$13,124	$24,837	$42,129	$106,779	$126,275	$84,135	$156,068
Average passenger trip length(miles)	362	393	405	453	448	441	471
Number of aircraft in service (end of period):
Embraer Regional Jets:
Owned	—	7	18	38	62	47	81
Leased	18	38	41	45	49	49	54
Saab Turboprops(10):
Owned	2	2	0	0	4	6	4
Leased	24	23	21	21	13	14	7
Jetstream 31(Leased)	15	—	—	—	—	—	—

Total aircraft	59	70	80	104	128	116	146	(12)

(footnotes on following page)

	As of December 31,					As of September 30,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$389	$3,272	$6,684	$22,535	$46,220	$50,359	$163,349
Aircraft and other equipment, net	25,529	133,810	301,905	549,009	984,512	728,654	1,564,167
Total assets	72,601	204,802	401,260	669,783	1,171,820	931,174	1,936,913
Long-term debt, including current maturities	32,885	131,350	284,067	486,146	850,869	619,368	1,340,858
Redeemable preferred stock of subsidiary at redemption value	4,329	4,747	5,160	—	—	—	—
Total stockholders' equity	$4,053	$9,792	$31,270	$72,406	$174,651	$161,207	$403,970

(1)
We recorded impairment losses and accrued aircraft return cost of $7.2, $2.8 and $1.4 million in 2002, 2003 and 2004, respectively. As of September 30, 2005 and December 31, 2004, we maintained a reserve of $4.2 and $4.6 million, respectively, with respect to such losses which we believe is adequate to cover our expected costs.

(2)
Preferred stock dividends represent dividends on 16.295828 shares of Series A redeemable preferred stock at a par value of $.01 per share issued by Chautauqua to an affiliate of the selling stockholder. The preferred stockholder was entitled to receive cumulative dividends equal to 10% per annum of the stated value of the preferred stock. The preferred stock, including accrued and unpaid dividends, was purchased and retired during 2003.

(3)
On June 4, 2002, our board of directors declared a 200,000:1 stock split. All per share amounts, numbers of shares and options outstanding in the consolidated financial statements have been adjusted for the stock split.

(4)
Revenue passengers multiplied by miles flown.

(5)
Passenger seats available multiplied by miles flown.

(6)
Revenue passenger miles divided by available seat miles.

(7)
Total airline operating revenues divided by available seat miles.

(8)
Total operating and interest expenses divided by available seat miles. Total operating and interest expenses is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public.

(9)
EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income or operating income as indicators of our financial performance or to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. Currently, aircraft and engine ownership costs, which include aircraft and engine rent, depreciation, and interest expense, are our most significant cash expenditure.

The following represents a reconciliation of EBITDA to net cash from operating activities for the periods indicated (dollars in thousands):
	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
EBITDA	$13,124	$24,837	$42,129	$106,779	$126,275	$84,135	$156,068
Interest expense	(3,550)	(6,227)	(12,868)	(22,789)	(28,464)	(18,975)	(42,508)
Debt issue cost and other amortization	—	—	339	1,968	1,928	905	1,348
Warrant amortization	—	—	9	359	800	541	255
(Gain) loss on aircraft and other equipment disposals	(31)	(460)	193	1,079	1,151	1,049	(548)
Impairment loss and accrued aircraft return costs		8,100	7,196	2,756	1,441	864	—
Amortization of deferred credits	(278)	(889)	(1,132)	(1,249)	(1,285)	(964)	(1,005)
Unrealized loss on fuel swaps	(841)	202	—	—	—	—	—
Stock compensation expense		90	214	214	214	160	125
Current income tax expense (benefit)	(776)	(6,659)	4,485	(237)	(520)	(1,131)	(488)
Changes in certain assets and liabilities:
Receivables	(884)	896	(481)	(7,124)	10,480	12,304	(9,580)
Inventories	(1,597)	579	715	(2)	(2,683)	(1,873)	(1,372)
Prepaid expenses and other current assets	(373)	(368)	(1,116)	1,057	(1,022)	(1,937)	(2,248)
Accounts payable	2,512	1,490	4,209	(4,405)	1,963	(511)	(3,532)
Accrued liabilities	7,164	10,826	1,805	14,937	11,370	18,903	29,091
Other assets	(7,760)	(9,461)	(2,987)	(1,716)	(4,821)	(2,647)	(4,072)

Net cash from operating activities	$6,710	$22,956	$42,710	$91,627	$116,827	$90,823	$121,534

(footnotes continued on following page)

(10)
Excludes two Saab 340 aircraft held for sale at December 31, 2002 and 2003 and one as of December 31, 2004 and September 30, 2005 and one leased Saab 340 aircraft at December 31, 2002.

(11)
Amounts for 2001 and 2000 have not been restated to include Shuttle America because the activities were not commonly controlled by Wexford Capital LLC until December 7, 2001 and the operating activity of Shuttle America from December 7, 2001 through December 31, 2001 was not significant.

(12)
Includes three ERJ-145 aircraft owned by us and subleased to a third party, but does not include 10 ERJ-170 aircraft acquired from US Airways under the Aircraft Agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              This section of the prospectus sets forth a discussion of our consolidated financial and operating information with respect to the periods indicated. When you read this section of this prospectus, it is important that you also read our consolidated financial statements and related notes incorporated by reference into this prospectus as described under "Incorporation by Reference." This section of this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. We use words such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or other terminology to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and in "Risk Factors." As used herein, "unit cost" means operating cost per ASM.

Overview

              We are a holding company that operates Chautauqua Airlines, Republic Airline and Shuttle America. As of September 30, 2005, we offered scheduled passenger service on over 800 flights daily to 83 cities in 33 states, Canada and the Bahamas pursuant to code-share agreements with American, US Airways, Delta and United. Currently, we provide our four partners with regional service, operating as US Airways Express, AmericanConnection, Delta Connection or United Express, including service out of their hubs and focus cities in Boston, Chicago, Fort Lauderdale, Indianapolis, New York, Orlando, Philadelphia, Pittsburgh, Washington, D.C. and St. Louis.

              Chautauqua Airlines is our regional platform for flying the 37 to 50 seat ERJ-145 family of aircraft. Shuttle America, which we acquired from an affiliate of the selling stockholder on May 6, 2005, currently operates 70-seat ERJ-170 aircraft. Shuttle America also currently operates 11 Saab 340 aircraft under a fixed-fee agreement with United that expires December 31, 2005. Republic Airline is our regional platform for aircraft with more than 70 seats. Republic Airline received its operating certificate from the Federal Aviation Administration, or FAA, on August 30, 2005, and, as of September 30, 2005, operated three 72-seat ERJ-170 aircraft as US Airways Express.

              On September 21, 2005, we and US Airways entered into the Aircraft Agreement. Under the Aircraft Agreement, we purchased 10 ERJ-170 aircraft owned by US Airways for a net purchase price of $38.2 million. These 10 aircraft were initially leased back to US Airways subject to their transfer to Republic Airline, under the Republic JSA. In addition to the purchase of these 10 aircraft and the three aircraft which were leased pursuant to the investment agreement, we will assume the leases of 15 ERJ-170 aircraft from US Airways, which will also be operated by Republic Airline. In connection with the assumption of the leases of the additional aircraft, we will assume approximately $350 million in lease obligations. The transition of all 28 aircraft is expected to be completed by September 2006. Under the Aircraft Agreement, we also assumed debt totaling $168.7 million relating to the 10 purchased aircraft. This debt matures on September 22, 2017. The repayment may be accelerated in certain instances including our failure to timely pay principal and interest or our filing for reorganization pursuant to Chapter 11 of the Bankruptcy Code.

              On September 22, 2005, we and US Airways entered into the Slot Agreement. Under the Slot Agreement, we purchased 113 commuter slots at Ronald Reagan Washington National Airport and 24 commuter slots at New York-LaGuardia Airport. The purchase price for all of the slots was $51.6 million. The slots were leased back to US Airways and will continue to be operated by US Airways Express carriers until the expiration or termination by us of the amended and restated Chautauqua JSA dated as of April 26, 2005 between US Airways and Chautauqua or the Republic JSA, whichever is later, at an agreed rate. Prior to the expiration of the agreement to license the slots, US

Airways has the right to repurchase all, but not less than all, of the Washington and LaGuardia slots at a predetermined price. See "Prospectus Summary—Recent Developments—US Airways."

              We have long-term, fixed-fee regional jet code-share agreements with each of our partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our partners' two-letter flight designation codes to identify our flights and fares in our partners' computer reservation systems, to paint our aircraft in the style of our partners, to use their service marks and to market ourselves as a carrier for our partners. In addition, in connection with a marketing agreement among Delta, Continental Airlines and Northwest Airlines, certain of the routes that we fly using Delta's flight designator code are also flown under Continental's or Northwest's designator codes. Our shift from pro-rate revenue sharing agreements to fixed-fee agreements has reduced our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our partners and reduce the cost of our services to our partners.

              For the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, US Airways accounted for approximately 22% and 38% of our operating revenues, Delta accounted for approximately 33% and 36% of our operating revenues, American accounted for approximately 13% and 16% of our operating revenues and United accounted for approximately 32% and 10% of our operating revenues. In February 2003, we and America West mutually agreed to terminate our code-share agreement. Concurrently with the termination, we agreed with Delta to allocate the aircraft previously designated for America West to Delta.

              We have a long operating history as a regional airline, having operated as a code-share partner of US Airways and or its predecessors for more than 30 years. We became a TWA code-share partner in April 2000, which became a code-share relationship with American following its acquisition of TWA, an America West code-share partner during the period from August 2001 until June 2003, a Delta code-share partner in June 2002 and a United code-share partner in February 2004. We have worked proactively with our code-share partners to adapt to the new airline environment by renegotiating our code-share agreements. For example, in October 2003, in exchange for agreeing to extend the date of its early termination right, we granted American certain economic concessions in the form of a monthly rebate. In December 2004, in exchange for, among other things, Delta extending the term of its code-share agreement and canceling previously issued warrants to purchase 2,025,000 shares of our common stock, we agreed to reduce our compensation level on the ERJ-145 fleet by 3% for the remainder of the term of the agreement.

Code-Share Agreements

              On September 12, 2004, US Airways, which represented approximately 22% and 38% of our operating revenues for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, filed a petition for Chapter 11 bankruptcy protection. Unpaid amounts related to pre-petition claims were approximately $3.2 million, which were written off as of September 30, 2005. We provided a full reserve at September 30, 2004. We have been paid for all amounts due post-petition in accordance with our code-share agreement. In October 2005, US Airways emerged from bankruptcy. In addition, Delta, which represented approximately 33% and 36%, and United, which represented 32% and 10%, of our operating revenues for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, are attempting to reorganize their respective businesses under Chapter 11 of the bankruptcy code.

              We continue to operate normal flight schedules for Delta and United; however, contingency plans have been developed to address potential outcomes of the Delta and United bankruptcy proceedings.

              In December 2004, in exchange for, among other things, Delta extending the term of its code-share agreement and canceling previously issued warrants to purchase 2,025,000 shares of our common stock, we agreed to reduce our compensation level on the ERJ-145 fleet by 3% through May 2016.

              Termination of any of our code-share agreements could have a material adverse effect on our financial position, results of operations and cash flows.

Fleet Transition and Growth

              The following table sets forth the number and type of aircraft in service and operated by us at the dates indicated:

	December 31,										September 30,
	2002			2003			2004				2005
	Total	Owned	Leased	Total	Owned	Leased	Total	Owned	Leased		Total		Owned	Leased
Regional Jets:
Embraer ERJ-145 LR	42	5	37	53	12	41	68	25	43		68		25	43
Embraer ERJ-140 LR	15	11	4	15	11	4	15	11	4		15		11	4
Embraer ERJ-135 LR	2	2	—	15	15	—	17	15	2	(1)	17		15	2	(1)
Embraer ERJ-170 LR	—	—	—	—	—	—	11	11	—		35		30	5
Turboprops:
Saab 340(2)	21	—	21	21	—	21	17	4	13		11		4	7

Total	80	18	62	104	38	66	128	66	62		146	(3)	84	62

(1)
We use these aircraft as spares and for charters. They are not assigned to any of our code-share partners.

(2)
Excludes two Saab 340 aircraft held for sale at December 31, 2002 and 2003 and one at December 31, 2004 and September 30, 2005, and one leased Saab aircraft at December 31, 2002.

(3)
Includes three ERJ-145 aircraft owned by us and subleased to a third party, but does not include 10 ERJ-170 aircraft acquired from US Airways under the Aircraft Agreement.

              We recorded impairment losses and accrued aircraft return costs of $7.2, $2.8 and $1.4 million in 2002, 2003 and 2004, respectively. As of September 30, 2005, we maintained a reserve of $4.2 million with respect to such losses, which we believe is adequate to cover our exposure for additional losses. The impairment losses reduce the carrying value of the two owned Saab 340 aircraft to be disposed of to the estimated fair value less costs to sell. The impairment losses were based on the estimated fair values obtained from aircraft dealers, less selling costs. The accrued aircraft return costs represent our overhaul and return costs in order to meet required return conditions and our best estimate of liability under a maintenance agreement.

              During 1999, we began operating Embraer regional jets on behalf of US Airways under a fixed-fee arrangement. There were 26, 34 and 35 Embraer aircraft operating on behalf of US Airways under this agreement at December 31, 2002, 2003 and 2004, respectively. During 2000, we began operating Saab 340 turboprops and Embraer regional jets on behalf of TWA under a fixed-fee arrangement; TWA was subsequently acquired by American. There were 15 Embraer regional jets operating under the agreement with American at December 31, 2002, 2003 and 2004. At December 31, 2002, 2003 and 2004, respectively, we had six, 34 and 39 aircraft in operation under the agreement with Delta. We began flying Embraer regional jets for United in June 2004 and at December 31, 2004, had 20 regional jets in operation under the agreements with United. During 2002, 90.8% of our ASMs and 89.7% of our passenger revenues were generated under fixed-fee agreements. During 2003, 94.5% of our ASMs and 91.0% of our passenger revenues were generated under fixed-fee agreements. During 2004, 97.6% of our ASMs and 96.0% of our passenger revenues were generated under fixed-fee agreements. The shift to fixed-fee flying has reduced our exposure to fluctuations in fuel prices, fare competition and passenger volumes. As of September 30, 2005, our operational fleet consisted of 146 aircraft, including 35 Embraer 70-seat regional jets, 100 Embraer 37-50 seat regional jets, and 11 Saab 340 turboprop aircraft.

Revenue

              Under our fixed-fee arrangements with American, Delta, US Airways and United for regional jets, we receive a fixed fee, as well as reimbursement of specified costs with additional possible incentives from our partners for superior performance. Under our previous pro-rate revenue sharing agreement with US Airways for turboprop aircraft, we received a negotiated portion of ticket revenue. As of December 31, 2002, 2003, and 2004 and as of September 30, 2005, approximately 89.7%, 91.0%, 96.0% and 100.0%, respectively, of our passenger revenue was earned under our fixed-fee arrangements. Because all of our passenger revenue is now derived from these fixed-fee arrangements, the number of aircraft we operate, as opposed to the number of passengers that we carry, will have the largest impact on our revenues.

Operating Expenses

              A brief description of the items included in our operating expenses line items follows.

Wages and Benefits

              This expense includes not only wages and salaries, but also expenses associated with various employee benefit plans, employee incentives and payroll taxes. These expenses will fluctuate based primarily on our level of operations and changes in wage rates for contract and non-contract employees.

Aircraft Fuel

              Fuel expense includes the cost of aircraft fuel, including fuel taxes and into-plane fees.

Passenger Fees and Commissions

              This expense includes the costs of travel agent commissions, computer reservation system fees and certain fees paid to US Airways for aircraft ground and passenger handling and use of the US Airways aircraft facilities and services with respect to turboprop pro-rate revenue sharing flights performed on behalf of US Airways. These expenses are not borne by us under any of the fixed-fee agreements.

Landing Fees

              This expense consists of fees charged by airports for each aircraft landing.

Aircraft and Engine Rent

              This expense consists of the costs of leasing aircraft and spare engines. The leased aircraft and spare engines are operated under long-term operating leases with third parties. The lease payments associated with future aircraft deliveries are subject to market conditions for interest rates and contractual price increases for the aircraft. Aircraft rent is reduced by the amortization of integration funding credits received from the aircraft manufacturer for parts and training. The credits are amortized on a straight-line basis over the term of the respective lease of the aircraft. Under our fixed-fee agreements we are reimbursed for our actual costs.

Maintenance and Repair

              Maintenance and repair expenses include all parts, materials, tooling and spares required to maintain our aircraft. We have entered into long-term maintenance "power-by-the-hour" service contracts with third-party maintenance providers under which we are charged fixed rates for each flight hour accumulated by our engines and some of the major airframe components. The effect of such contracts is to reduce the volatility of aircraft maintenance expense over the term of the contract.

Insurance and Taxes

              This expense includes the costs of passenger liability insurance, aircraft hull insurance and all other insurance policies, other than employee welfare insurance. Additionally, this expense includes personal and real property taxes, including aircraft property taxes. Under our current fixed-fee agreements, we are reimbursed for the actual costs of passenger liability insurance, war risk insurance, aircraft hull insurance and property taxes, subject to certain restrictions. Under our United fixed-fee agreements, we are reimbursed for the actual costs of such items other than aircraft hull insurance, which will be reimbursed at agreed upon rates.

Depreciation and Amortization

              This expense includes the depreciation of all fixed assets, including aircraft that we own. Additionally, goodwill, which was incurred in connection with our acquisition of Chautauqua in 1998, was amortized over a 20-year period. Beginning January 1, 2002, we stopped amortizing this goodwill, which aggregated $807,000 annually, but are required to evaluate it on an annual basis to determine whether there is an impairment of the goodwill. If we determine the goodwill is impaired, we are required to write-off the amount of goodwill that is impaired. As of December 31, 2004, goodwill was $13,335,000.

Other

              This expense includes the costs of crew training, crew travel, airport, passenger and ground handling related expenses, all other lease expense, professional fees and all other administrative, facilities and operational overhead expenses not included in other line items above.

Income Tax

              Income tax expense is computed by applying estimated effective income tax rates to income before income taxes. Income tax expense varies from the statutory federal income tax rate due primarily to state taxes and non-deductible meals and entertainment expense, and, in 2002, the discharge of indebtedness income.

Other Item

Deferred Warrant Charge

              Pursuant to our code-share agreement with Delta, we have issued Delta the following warrants:

Issued	Number of Shares		Exercise Price		Vesting	Exercise Period
June 2002	825,000	(1)	$12.50	(2)	Fully Vested	Through June 2012
February 2003	396,000	(1)	13.00		Fully Vested	Through February 2013
October 2003	165,000	(1)	12.35		Fully Vested	Through October 2013
March 2004	264,000	(1)	12.35		Fully Vested	Through March 2014
June 2004	825,000	(1)	12.35	(2)	Fully Vested	Through May 2014
December 2004	960,000	(3)	11.60		Fully Vested	Through December 2014

(footnotes on following page)

(1)
These amounts reflect the surrender of 45% of the warrants originally issued by us to Delta in December 2004. The deferred warrant charge as of December 31, 2004 is approximately $3.8 million. In 2005 and thereafter, deferred warrant charges, excluding charges with respect to the warrants issued in December 2004, will be amortized over the term of the Delta code-share agreement, as amended, resulting in an annual non-cash charge of approximately $334,000.

(2)
The exercise price is subject to downward adjustment, if we issue additional shares of our common stock in certain instances.

(3)
The deferred warrant charge for warrants issued in December 2004 is approximately $3.6 million. Amortization will begin as the ERJ-170 regional jets are placed into service and will result in amortization of approximately $97,000 in 2005 and $380,000 each year thereafter.

Certain Statistical Information

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	Operating Expenses per ASM in cents
Wages and benefits	2.51	2.37	2.43	2.46	2.25
Aircraft fuel	2.56	2.91	3.77	3.50	4.24
Passenger fees and commissions	0.31	0.17	0.06	—	—
Landing fees	0.51	0.52	0.52	0.53	0.49
Aircraft and engine rent	2.56	1.84	1.61	1.62	1.22
Maintenance and repair	1.71	1.46	1.52	1.59	1.20
Insurance and taxes	0.67	0.35	0.29	0.30	0.27
Depreciation and amortization	0.47	0.65	0.75	0.71	0.93
Impairment loss and accrued aircraft return costs(1)	0.28	0.08	0.03	—	—
Other	1.28	0.82	1.03	1.16	0.97

Total operating expenses	12.86	11.17	12.01	11.87	11.57
Plus interest expense	0.51	0.62	0.62	0.57	0.90

Total operating and interest expenses	13.37	11.79	12.63	12.44	12.47

Total operating expenses and interest expenses, less fuel expenses	10.81	8.88	8.86	8.94	8.23

(1)
We recorded impairment losses and accrued aircraft return cost of $7.2, $2.8 and $1.4 million in 2002, 2003 and 2004, respectively. As of September 30, 2005, we maintained a reserve of $4.2 million with respect to such losses which we believe is adequate to cover our exposure for additional losses.

	Republic Airways Holdings Inc.
	Years Ended December 31,							Nine Months Ended September 30,
	2002	Increase/ (Decrease) 2002-2003		2003	Increase/ (Decrease) 2003-2004		2004	2004	Increase/ (Decrease) 2004-2005		2005
Revenue passengers	3,758,748	36.2%		5,120,987	33.6%		6,842,407	4,871,505	39.0%		6,769,088
Revenue passenger miles(1)	1,523,201,642	52.3%		2,319,261,441	32.1%		3,062,940,174	2,194,583,555	47.8%		3,243,886,882
Available seat miles(2)	2,535,087,476	44.6%		3,665,876,102	26.0%		4,618,042,586	3,349,608,516	40.5%		4,705,310,182
Passenger load factor(3)	60.1%	3.2	pp	63.3%	3.0	pp	66.3%	65.5%	3.4	pp	68.9%
Cost per available seat mile(4)	0.1337	(11.82)%		0.1179	7.12%		0.1263	0.1244	0.2%		0.1247
Average price per gallon of fuel(5)	$0.95	15.8%		$1.10	25.5%		$1.38	$1.29	46.5%		$1.89
Fuel gallons consumed	67,991,980	42.5%		96,863,325	30.4%		126,344,270	90,839,093	16.0%		105,408,462
Block hours(6)	217,538	35.6%		295,021	27.02%		374,749	273,536	26.1%		345,061
Average length of aircraft flight (miles)	401	10.2%		442	(0.5)%		440	441	6.8%		471
Average daily utilization of each aircraft (hours)(7)	9:31	2.6%		9:46	5.1%		10:16	10:06	5.0%		10:36
Aircraft in service at end of period	80	30.0%		104	20.8%		128	116	25.9%		146

(1)
Revenue passenger miles are the number of scheduled miles flown by revenue passengers.

(2)
Available seat miles are the number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

(3)
Revenue passenger miles divided by available seat miles.

(4)
Total operating and interest expenses divided by available seat miles.

(5)
Cost of aircraft fuel, including fuel taxes and into-plane fees.

(6)
Hours from takeoff to landing, including taxi time.

(7)
Average number of hours per day that an aircraft flown in revenue service is operated (from gate departure to gate arrival).

Results of Operations

    Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

              Operating revenue in 2005 increased by 42.7%, or $195.4 million, to $653.2 million in 2005 compared to $457.8 million in 2004. The increase was due to the additional regional jets added to the fixed-fee flying. Thirty-seven additional regional jets were placed into fixed-fee service since September 30, 2004. Twenty-three were added for United, 11 were added for Delta, and three were added for US Airways.

              Total operating and interest expenses increased by 40.8% or $170.1 million, to $586.8 million in 2005 compared to $416.7 million in 2004 due to the increase in flight operations. The unit cost on total operating and interest expenses, excluding fuel charges, decreased 7.9% to 8.2¢ in 2005 from 8.9¢ in 2004. Factors relating to the change in operating expenses are discussed below.

              Wages and benefits increased by 27.4%, or $22.7 million, to $105.5 million for 2005 compared to $82.8 million for 2004. The increase was due to an 18% increase in full time equivalent employees to support the increased regional jet operations, combined with normal wage increases. The cost per available seat mile decreased from 2.5¢ in 2004 to 2.2¢ in 2005.

              Aircraft fuel expense increased 70.2%, or $82.3 million, to $199.5 million for 2005 compared to $117.2 million for 2004 due to a 16% increase in fuel consumption and a 47% increase in the average fuel price. The average price per gallon was $1.88 in 2005 and $1.28 in 2004. Beginning in May 2005, we do not record fuel expense and the related revenue for US Airways operations. The unit cost increased to 4.2¢ in 2005 compared to 3.5¢ in 2004.

              Landing fees increased by 30.5%, or $5.4 million, to $23.0 million in 2005 compared to $17.6 million in 2004. The increase is due to a 20% increase in departures, and a higher average landing weight, due to the introduction of 35 ERJ-170 aircraft since June 2004. The unit cost remained unchanged at 0.5¢.

              Aircraft and engine rent increased by 6.3%, or $3.4 million, to $57.5 million in 2005 compared to $54.1 million in 2004 due to the addition of five leased regional jets since September 2004, offset by the return of nine leased turboprops. The unit cost decrease to 1.2¢ for 2005 compared to 1.6¢ for 2004 is attributable to the increase in capacity from the regional jet operations and because we lease financed only five of the 37 aircraft added to the fleet since September 30, 2004.

              Maintenance and repair expenses increased by 6.5%, or $3.5 million, to $56.6 million in 2005 compared to $53.1 million for 2004. The increase in regional jet maintenance expense was mostly offset by a reduction in costs on the turboprop aircraft, 9 of which have been returned to the lessor since September 30, 2004. The unit cost decreased from 1.6¢ in 2004 to 1.2¢ in 2005.

              Insurance and taxes increased 23.9%, or $2.4 million to $12.5 million in 2005 compared to $10.1 million in 2004 due to a 48% increase in revenue passenger miles, which was partially offset by a decrease in average insurance rates, combined with an increase in aircraft property taxes due to the growth in regional jet operations. The unit cost remained unchanged at 0.3¢.

              Depreciation and amortization increased 84.9%, or $20.2 million, to $43.9 million in 2005 compared to $23.8 million in 2004 due to additional depreciation on 32 aircraft purchased since September 30, 2004. Of the 32 regional jets purchased since September 30, 2004, 28 were ERJ-170 regional jets. The cost per available seat mile increased to 0.9¢ in 2005 compared to 0.7¢ in 2004.

              Other expenses increased 17.3%, or $6.8 million, to $45.8 million in 2005 from $39.1 million in 2004. The majority of the increase was due to $6.2 million of payments made to American related to operating the ERJ-170 regional jets at Chautauqua. Increases in operational costs such as crew travel and passenger service costs were offset by a $3.3 million charge in 2004 for US Airways pre-petition payments not received and $3.0 million of fees and commissions in 2004 for pro-rate operations which ceased in November 2004. The unit cost decreased to 1.0¢ in 2005 compared to 1.2¢ in 2004.

              Interest expense increased 124.0% or $23.5 million, to $42.5 million in 2005 from $19.0 million in 2004 primarily due to interest on debt related to the purchase of 32 additional aircraft since September 30, 2004. The weighted average interest rate increased to 5.4% in 2005 from 5.0% in 2004. The unit cost increased to 0.9¢ in 2005 compared to 0.6¢ in 2004.

              We incurred income tax expense of $27.4 million during 2005, compared to $17.3 million in 2004. The effective tax rate for 2005 of 39.4% is higher than the statutory rate due to state income taxes and non-deductible meals and entertainment expense, primarily for our flight crews.

    2004 Compared to 2003

              Operating revenue in 2004 increased by 31.3%, or $154.0 million, to $646.3 million compared to $492.3 million in 2003. The increase was due to the 28 additional regional jets added to revenue service in 2004. Twenty regional jets were added for United, including 11 Embraer 170 regional jets, five were added for Delta, one was added for US Airways and two were added for spares and charters and are not currently assigned to any of our code-share partners. In February 2003, we and America West mutually agreed to terminate our code-share agreement and we concurrently allocated the aircraft previously designated for America West to Delta. The transition of these aircraft was completed during the second quarter of 2003. We recorded a breakage fee of $6.0 million from America West in the second quarter of 2003 as a result of this transaction.

              Total operating expenses increased by 35.5%, or $145.4 million, to $555.0 million in 2004 compared to $409.6 million in 2003 due to the increase in flight operations. Total operating and interest expenses increased by 34.9%, or $151.1 million, to $583.4 million for 2004 compared to $432.4 million during 2003. The unit cost on total operating and interest expenses, excluding fuel charges, remained unchanged at 8.9¢ per available seat mile in 2004 compared to 2003. Factors relating to the change in operating expenses are discussed below.

              Wages and benefits increased by 29.2%, or $25.4 million, to $112.3 million for 2004 compared to $86.9 million for 2003 due to a 24.5% increase in full time equivalent employees to support the increased regional jet operations and an increase in the costs of providing employee benefits. The cost per available seat mile remained unchanged at 2.4¢.

              Aircraft fuel expense increased 63.1%, or $67.4 million, to $174.2 million for 2004 compared to $106.8 million for 2003 due to a 30.4% increase in fuel consumption and a 25.5% increase in average fuel prices. The average price per gallon was $1.38 in 2004 and $1.10 in 2003. The unit cost increased to 3.8¢ in 2004 compared to 2.9¢ in 2003 due to the increase in average fuel prices.

              Passenger fees and commissions decreased by 53.0%, or $3.3 million, to $2.9 million for 2004 compared to $6.3 million for 2003 due to the phase out and elimination of pro-rate operations by September 2004. There are no passenger fees and commissions on any of the fixed-fee operations, including the turboprops operated for United. The unit cost decreased to 0.1¢ in 2004 compared to 0.2¢ in 2003.

              Landing fees increased by 26.7%, or $5.1 million, to $24.2 million in 2004 compared to $19.1 million in 2003. The increase is due to a 24.6% increase in departures. Our fixed-fee agreements provide for a direct reimbursement of landing fees. The unit cost remained unchanged at 0.5¢.

              Aircraft and engine rent increased by 10.6%, or $7.2 million, to $74.5 million in 2004 compared to $67.4 million in 2003 due to the addition of four leased regional jets in 2004 and the full year effect of four regional jets leased in 2003. This increase was partially offset by the termination of eight leased Saab 340 turboprops. The unit cost decrease of 12.5% to 1.6¢ for 2004 compared to 1.8¢ for 2003 is attributable to the increase in capacity from the regional jet operations and because we lease financed only four of the 28 aircraft added to the regional jet fleet in 2004.

              Maintenance and repair expenses increased by 31.4%, or $16.8 million, to $70.3 million in 2004 compared to $53.5 million for 2003 due the increase in flying of the regional jets, an increase in the number of heavy airframe inspections, increase in regional jet aircraft not covered under the manufacturer's warranty. The unit cost remained unchanged at 1.5¢.

              Insurance and taxes increased 2.5%, or $0.3 million, to $13.2 million in 2004 compared to $12.9 million in 2003. The increase in operations and an increase in aircraft property taxes were mostly offset by a decline in insurance rates during 2004. The unit cost decreased to 0.3¢ in 2004 compared to 0.4¢ in 2003 due to the decline in insurance rates.

              Depreciation and amortization increased 44.1%, or $10.5 million, to $34.4 million in 2004 compared to $23.9 million in 2003 due to depreciation on 24 regional jet aircraft purchased in 2004, including 11 Embraer 170 regional jets. The unit cost increased to 0.8¢ in 2004 compared to 0.7¢ in 2003.

              Impairment loss and accrued aircraft return costs decreased 47.7%, or $1.3 million to $1.4 million in 2004 compared to $2.8 million in 2003. In 2004, this charge consisted of a reduction of $0.2 million to reflect the estimated liability for Saab 340 aircraft lease return costs, $1.3 million to reflect the write off of purchased route costs on markets that were abandoned and $0.2 million due to the retirement of one owned Saab 340 aircraft. In 2003 this charge consisted of $2.1 million to reflect deterioration of the market value for Saab turboprop aircraft and related spare parts and a reduction of $0.3 million to reflect the estimated liability for Saab 340 aircraft lease return costs.

              Other expenses increased 57.7%, or $17.4 million, to $47.5 million in 2004 from $30.1 million in 2003, due to an increase in bad debt reserves (primarily attributable to obligations owed to us by US Airways), increased pilot training costs, and higher crew-related and administrative expenses to support the growing regional jet operations. The unit cost increased to 1.0¢ in 2004 compared to 0.8¢ in 2003.

              Interest expense increased 24.9% or $5.7 million, to $28.5 million in 2004 from $22.8 million in 2003 primarily due to interest on debt related to the purchase of additional aircraft since the beginning of 2003. The weighted average interest rate was unchanged at 5.2%. The unit cost remained unchanged at 0.6¢.

              We incurred income tax expense of $24.5 million during 2004, compared to $24.0 million in 2003. The effective tax rates for 2004 and 2003 were 38.7% and 39.9%, respectively, which were higher than the statutory rate due to state income taxes and non-deductible meals and entertainment expense, primarily for our flight crews.

    2003 Compared to 2002

              Operating revenue in 2003 increased by 38.2%, or $136.1 million, to $492.3 million in 2003 compared to $356.2 million in 2002. The increase was due to the additional regional jets added to the fixed-fee flying. Twenty-four additional Embraer regional jets were added to the fleet since December 31, 2002. Sixteen regional jets were added for Delta and eight regional jets were added for US Airways. In February 2003, we and America West mutually agreed to terminate our code-share agreement and we concurrently allocated the aircraft previously designated for America West to Delta. The transition of these aircraft was completed during the second quarter of 2003. We recorded a breakage fee of $6.0 million from America West as a result of this transaction.

              Total operating expenses increased by 25.4%, or $82.9 million, to $409.6 million for 2003 compared to $326.6 million during 2002 due to the increase in flight operations. Total operating and interest expenses increased by $92.9 million, or 27.4%. The unit cost on total operating and interest expenses, excluding fuel charges, decreased to 8.9¢ for 2003 compared to 10.8¢ for 2002 due primarily to the increase in capacity (as measured by ASMs) associated with the additional Embraer regional jets. Factors relating to the change in operating expenses are discussed below.

              Wages and benefits increased by 36.8%, or $23.4 million, to $86.9 million for 2003 compared to $63.6 million for 2002 due to a 22.1% increase in full time equivalent employees to support the increased regional jet operations and an increase in the costs of providing employee benefit plans. Wages and benefits cost per available seat mile decreased to 2.4¢ in 2003 compared to 2.5¢ in 2002.

              Aircraft fuel expense increased 64.7%, or $42.0 million, to $106.8 million for 2003 compared to $64.9 million for 2002 due to a 42.5% increase in fuel consumption, compounded by a 15.8% increase in fuel pricing. The average price per gallon was $1.10 in 2003 and $0.95 in 2002. The unit cost increased to 2.9¢ in 2003 compared to 2.6¢ in 2002 due to the increase in the average fuel price.

              Passenger fees and commissions decreased by 21.1%, or $1.7 million, to $6.3 million for 2003 compared to $7.9 million for 2002 due to the phase out and elimination of pro-rate operations by September 2004. There are no passenger fees and commissions on any of the fixed-fee operations. The unit cost decreased to 0.2¢ in 2003 compared to 0.3¢ in 2002.

              Landing fees increased by 46.3%, or $6.0 million, to $19.1 million in 2003 compared to $13.1 million in 2002. The increase is due to the increase in flying and an increase in the average landing fee rate charged by airports. The unit cost remained unchanged at 0.5¢. Our fixed-fee agreements provide for a direct reimbursement of landing fees.

              Aircraft and engine rent increased 3.6%, or $2.4 million, to $67.4 million in 2003 compared to $65.0 million in 2002 due to the addition of three leased Embraer regional jets in October and November 2002, and four leased Embraer regional jets in October and November 2003. Unit cost decreased to 1.8¢ for 2003 compared to 2.6¢ for 2002 due to the increase in capacity from the Embraer regional jet operations and because we lease financed only four of the 24 additional regional jet aircraft added in 2003.

              Maintenance and repair expenses increased by 23.1%, or $10.0 million, to $53.5 million in 2003 compared to $43.4 million for 2002 due to the increase in flying of the regional jets. The unit cost decreased to 1.5¢ in 2003 compared to 1.7¢ in 2002 due to the increase in capacity from the Embraer regional jet operations.

              Insurance and taxes decreased 24.8%, or $4.2 million, to $12.9 million in 2003 compared to $17.1 million in 2002. While the average fleet value has increased due to the growth of our regional jet fleet, insurance rates for passenger liability, war risk and hull insurance decreased during 2003 due to obtaining war risk coverage from the U.S. government in February 2003 which was less expensive compared to commercial rates and lower passenger liability and hull rates obtained from the commercial markets in 2003 as rates have stabilized since the terrorist attacks in September 2001. Additionally, aircraft property tax expense has decreased because we have changed Chautauqua's state of incorporation to Indiana effective February 2003, which eliminated Indiana aircraft property tax expense for 2003. Unit cost decreased to 0.4¢ in 2003 compared to 0.7¢ in 2002.

              Depreciation and amortization increased 98.4%, or $11.8 million, to $23.9 million in 2003 compared to $12.0 million in 2002 due to the purchase of an additional twenty Embraer regional jets since December 31, 2002. The cost per available seat mile increased to 0.7¢ in 2003 from 0.5¢ in 2002.

              During 2003, a charge for impairment loss and accrued aircraft return costs of $2.8 million was recorded. This charge consists of an impairment loss of $2.8 million to reflect a further deterioration of the market value for Saab turboprop aircraft and related parts and a reduction of $0.3 million to reflect the estimated liability for Saab 340 aircraft lease return costs. During 2002, a charge for impairment loss and accrued aircraft return costs of $7.2 million was recorded. This charge consists of $4.9 million to reflect deterioration of the market value of Saab turboprop aircraft and related parts, a $0.8 million charge for aircraft return cost accruals and $1.5 million due to the retirement to two owned Saab 340 aircraft.

              Other expenses decreased 7.2%, or $2.3 million, to $30.1 million in 2003 from $32.4 million in 2002. The decrease is due to decreases in professional fees incurred for a previous public stock offering attempt that were recorded in 2002 offset by increase in crew related expenses and administrative expenses. Increase in crew related expenses and administrative expenses are due to support of the growing regional jet operation. The unit cost decreased to 0.8¢ in 2003 compared to 1.3¢ in 2002 due to the increased capacity resulting from the Embraer regional jet flying.

              Interest expense increased by 77.1% or $9.9 million, to $22.8 million in 2003 from $12.9 million in 2002 primarily due to interest on debt related to the purchase of twenty Embraer aircraft since December 2002. This increase was partially offset by decrease in average borrowings on the revolving credit facility and a lower weighted average interest rate of 5.2% in 2003, versus 6.2% in 2002.

              Other non-operating income decreased 62.9% to $0.2 million in 2003 compared to $0.5 million in 2002. Non-operating income consists primarily of net gains on speculative fuel derivatives that we benefited from during the first quarter of 2002 and interest income.

              We incurred income tax expense of $24.0 million during 2003, compared to $9.5 million in 2002. The effective tax rates for 2003 and 2002 were 39.9% and 55.4%, respectively, which were higher than the statutory rate due to state income taxes and non-deductible meals and entertainment expense, primarily for our flight crews, and in 2002, discharge of indebtedness income.

    Liquidity and Capital Resources

              Prior to June 2004, we used internally generated funds and third-party financing to meet our working capital and capital expenditure requirements. In June 2004 we completed our initial public common stock offering, which provided approximately $58.2 million, net of offering expenses and before the repayment of debt. In addition, we completed follow-on offerings in February 2005 and July 2005 which provided, net of offering expenses, approximately $80.8 million and $106.0 million, respectively. As a result of our code-share agreements with Delta and United, which require us to significantly increase our fleet of regional jets, we will significantly increase our cash requirements for debt service and lease payments. As of September 30, 2005, we had $163.3 million in cash and $14.2 million available under Chautauqua's revolving credit facility.

              We have a $25.0 million revolving credit facility. The revolving credit facility allows Chautauqua to borrow up to 70% of the lower of net book value or appraised orderly liquidation value of spare rotable parts and up to 40% of the lower of net book value or appraised orderly liquidation value of spare non-rotable parts for our regional jet fleet. The revolving credit facility is collateralized by all of Chautauqua's assets, excluding the owned aircraft and engines. Borrowings under the credit facility bear interest at a rate equal to, at Chautauqua's option, LIBOR plus spreads ranging from 2.0% to 2.75% or the bank's base rate (which is generally equivalent to the prime rate) plus spreads ranging from 0.25% to 0.75%. Chautauqua pays an annual commitment fee on the unused portion of the revolving credit facility in an amount equal to 0.375% of the unused amounts. The credit facility requires Chautauqua to maintain a specified fixed charge coverage ratio and a debt to earnings leverage ratio. Chautauqua received a waiver from the lender under the revolving credit facility for non-compliance with the debt to earnings leverage ratio for the fourth quarter of 2004 and the first quarter of 2005.

              At September 30, 2005, we had a working capital surplus of $62.2 million.

              During the nine months ended September 30, 2005, we acquired thirty-four aircraft, of which twenty-nine were debt-financed and five were lease-financed. The debt was obtained from a bank and the aircraft manufacturer for fifteen year terms at interest rates ranging from 4.01% to 6.87%. The total debt incurred for the twenty-nine aircraft was $525.5 million.

              Net cash from operating activities was $121.5 million for the nine months ended September 30, 2005. Net cash from operating activities is primarily net income of $42.2 million, depreciation and amortization of $44.0 million and the change in deferred income taxes of $26.9 million.

              Net cash from operating activities was $42.7 million, $91.6 million and $116.8 million for the years ended December 31, 2002, 2003 and 2004, respectively. The increase in net cash from operating activities is primarily due to the continued growth of our business. For 2004, net cash from operating activities consisted primarily of net income of $38.9 million, depreciation and amortization of $34.4 million, the change in deferred income taxes of $24.0 million and the increase in accounts payable and other current liabilities of $13.3 million. For 2003, net cash from operating activities consisted primarily of net income of $36.1 million, depreciation and amortization of $23.9 million, the change in deferred income taxes of $23.7 million, a non-cash charge for impairment loss and accrued aircraft return costs of $2.8 million and an increase in current accrued liabilities of $14.9 million, partially offset by increases in receivables and other assets of $(7.8) million. For 2002, net cash from operating activities represented net income of $7.7 million, a non-cash charge for impairment loss and accrued aircraft return costs of $7.2 million, depreciation and amortization of $12.0 million and change in deferred income taxes of $14.0 million.

              Net cash used by investing activities was ($147.1) million for the nine months ended September 30, 2005. The net cash used by investing activities consists of the purchase of 29 aircraft, equipment, aircraft deposits for future deliveries, and other assets from US Airways.

              Net cash from investing activities was $(34.6) million, $(30.7) million and $(102.4) million for the years ended December 31, 2002, 2003 and 2004, respectively. In 2004, we purchased 24 Embraer regional jets and our aircraft deposits totaled $38.8 million. In 2003, we purchased 20 Embraer regional jets, $4.3 million of spare parts, $2.4 million in aircraft leasehold improvements and $1.1 million of maintenance equipment. In 2002, we purchased 11 Embraer regional jets.

              Net cash from financing activities was $142.7 million for the nine months ended September 30, 2005. The net cash from financing activities included $186.8 million net cash proceeds received from two follow-on stock offerings and scheduled debt payments.

              Net cash from financing activities was $(4.8) million, $(45.1) million and $9.3 million for the years ended December 31, 2002, 2003 and 2004, respectively. For 2004, we made scheduled debt payments and payments to the debt sinking fund of $26.9 million. Our net cash from financing activities included $58.2 million net cash received from stock offering proceeds in June 2004. We used $20.4 million to repay WexAir LLC, the selling stockholder, for indebtedness we originally incurred in May 1998 to finance a portion of our purchase of Chautauqua. In 2003, we made $39.1 million of scheduled debt payments primarily related to the Embraer regional jets, paid $5.4 million to redeem preferred stock to an affiliate of WexAir LLC and paid $2.0 million in fees to obtain financing for the Embraer regional jets. In 2002, we repaid $7.0 million of the revolving credit facility, paid $3.9 million in fees relating to obtaining permanent financing for the Embraer regional jets and made $5.4 million of scheduled debt payments related to the Embraer regional jets. These decreases were partially offset by $2.1 million of proceeds from the refinancing of the Embraer regional jets in January and June of 2002.

              We currently anticipate that our available cash resources, cash generated from operations and anticipated third-party financing arrangements will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

    Aircraft Leases and Other Off-Balance Sheet Arrangements

              We have significant obligations for aircraft that are leased under operating leases, and therefore, are not reflected as liabilities on our balance sheet. These leases expire between 2009 and 2021. As of September 30, 2005, our total mandatory payments under operating leases aggregated approximately $905.5 million and total minimum annual aircraft rental payments for the next 12 months under all noncancellable operating leases is approximately $86.6 million.

              Other non-cancelable operating leases consist of engines, terminal space, operating facilities and office equipment. The leases expire through 2015. As of September 30, 2005, our total mandatory payments under other non-cancelable operating leases aggregated approximately $57.6 million. Total minimum annual other rental payments for the next 12 months are approximately $5.8 million.

              Under the Aircraft Agreement, we will assume the leases of fifteen ERJ-170 aircraft, which will also be operated by Republic Airline. The transition of all twenty-five aircraft is expected to be completed by September 2006. Republic Airline currently operates six ERJ-170 aircraft on behalf of US Airways.

    Purchase Commitments

              We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. We intend to finance these aircraft through long-term loans or lease arrangements, although there can be no assurance that will be able to do so.

              As of September 30, 2005, we had firm orders for seven regional jets, and a commitment from the aircraft manufacturer and a third party to obtain financing for all seven of these aircraft. These commitments are subject to customary closing conditions. The aircraft manufacturer's aggregate current list price of the seven orders is $188.0 million.

              Our commercial commitments at September 30, 2005 include letters of credit totaling $6.8 million expiring within one year.

              Our contractual obligations and commitments at September 30, 2005 include the following (in thousands):

	Payments Due By Period
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total
Long-term debt (including interest)	$146,938	$432,594	$286,457	$1,090,988	1,956,977
Operating leases	92,392	172,136	166,794	531,782	963,104
Aircraft under firm orders:
Debt-Financed(7)	188,048	—	—	—	188,048
Engines under firm orders(4)	7,114	—	—	—	7,114

Total contractual cash obligations	$434,492	$604,730	$453,251	$1,622,770	$3,115,243

              We anticipate cash payments for interest for the year ended 2005 to be approximately $57.4 million, and we do not anticipate significant tax payments in 2005.

Critical Accounting Policies

              The discussion and analysis of our financial condition and results of operations are based upon our historical consolidated financial statements and related notes incorporated by reference into this prospectus as described under "Incorporation by Reference", which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

              Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 to our audited consolidated financial statements for the fiscal year ended December 31, 2004, incorporated by reference into this prospectus.

  •
  Impairments to Long-Lived Assets. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

  •
  We review, at least annually, the estimated useful lives and salvage values for our aircraft and spare parts.

  •
  Aircraft Maintenance and Repair. We believe our accounting policy is consistent with our competitors. We follow a method of expensing such amounts as incurred rather than accruing for expected costs or capitalizing and amortizing such costs. However, maintenance and repairs for engines and airframe components under power-by-the-hour contracts (such as avionics, APUs, wheels and brakes) are accrued for as the aircraft are operated; therefore, amounts are expensed based upon actual hours flown.

  •
  Warrants. Warrants issued to non-employees are accounted for under SFAS No. 123, Accounting for Stock-Based Compensation, and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, at fair value on the measurement date. Fair value for warrants issued to Delta (for which a measurement date has occurred) have been determined based upon the estimated fair value of the equity instrument issued rather than the consideration received because we believe such equity instruments are more reliably measured. Various option pricing models are available; however, we have used a model that allows continuous compounding of dividends which begins three years after the grant date and the dilutive effects of our initial public offering, our follow-on offering in February 2005 and this offering.

              Option pricing models require estimates of dividend yield, a risk free rate commensurate with the warrant term, stock volatility and the expected life of the warrant. Each of these variables has been determined based upon relevant industry market data, our strategic business plan and consultation with appropriate professionals experienced in valuing similar equity instruments.

Quarterly Information

              The following table sets forth summary quarterly financial information for the years ended December 31, 2003 and 2004 and the first, second and third quarters of 2005.

	Quarters Ended
	March 31	June 30	September 30	December 31
	(dollars in thousands)
2003
Operating revenues(1)	$108,516	$121,964	$127,642	$134,158
Operating income	16,581	24,841	20,297	20,992
Net income	7,107	12,019	8,595	8,417
Net income available for common stockholders	7,017	11,940	8,594	8,417
Net income available for common stockholders per share:
Basic	$0.35	$0.60	$0.43	$0.42
Diluted	$0.34	$0.57	$0.41	$0.40
Weighted average number of shares outstanding:
Basic	20,000,000	20,000,000	20,000,000	20,000,000
Diluted	20,826,841	20,826,563	20,821,534	20,841,415
2004
Operating revenues	$141,885	$150,466	$165,453	$188,520
Operating income	20,641	18,762	20,670	31,273
Net income	8,280	7,234	8,572	14,766
Net income available for common stockholders	8,280	7,234	8,572	14,766
Net income available for common stockholders per share
Basic	$0.41	$0.32	$0.34	$0.58
Diluted	$0.40	$0.31	$0.33	$0.56
Weighted average number of shares outstanding:
Basic	20,000,000	22,317,363	25,508,756	25,542,702
Diluted	20,887,240	23,055,110	26,203,207	26,164,628
	Quarters Ended
	March 31	June 30	September 30
	(dollars in thousands)
2005
Operating revenues	$209,759	$213,248	$230,238
Operating income	36,540	34,969	37,425
Net income	14,825	13,396	13,971
Net income available for common stockholders	14,825	13,396	13,971
Net income available for common stockholders per share:
Basic	$0.50	$0.41	$0.36
Diluted	$0.49	$0.40	$0.35
Weighted average number of shares outstanding:
Basic	29,785,423	32,482,867	39,283,985
Diluted	30,538,283	33,341,317	40,149,831

(1)
Includes in the second quarter of 2003, $6,000 received from America West in connection with the termination of our code-share agreement with it.

New Accounting Standards

              In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share Based Payment, as a replacement of SFAS No. 123, Accounting for Stock Based Compensation, and APB Opinion No. 25, Accounting for Stock Issued to Employees, was rescinded. This statement requires compensation costs related to share based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant date fair value of the equity or liability issued. In addition, liability awards will be remeasured each reporting period and compensation costs will be recognized over the period that an employee provides services in exchange for the award. This statement is effective for public companies as of the first annual reporting period beginning after June 15, 2005. We have not yet completed our assessment of the impact of this statement on our financial condition and results of operations.

              In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that a correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors beginning October 1, 2005. We do not expect that the adoption of SFAS 154 will have a material impact on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

              We have been and are subject to market risks, including commodity price risk (such as, to a limited extent, aircraft fuel prices) and interest rate risk.

Interest Rates

              Our earnings are affected by changes in interest rates due to the amounts of variable rate debt and the amount of cash and securities held. The interest rate applicable to variable rate debt may rise and increase the amount of interest expense. At September 30, 2005, 0.21% of our total long-term debt was variable rate debt, compared to 0.04% at September 30, 2004. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in interest rates of one percentage point for both our variable rate long-term debt and cash and securities. Based on this hypothetical assumption, we would have incurred an additional $5 in interest expense for the quarter ended September 30, 2005. As a result of this hypothetical assumption, we believe we could fund interest rate increases on our variable rate long-term debt with the increased amounts of interest income.

              Beginning in April 2004, in anticipation of financing the purchase of regional jet aircraft on firm order with the manufacturer, we entered into fourteen treasury lock agreements with notional amounts totaling $373.5 million and a weighted average interest rate of 4.47% with expiration dates through June 2005. Management designated the treasury lock agreements as cash flow hedges of forecasted transactions. The treasury lock agreements were settled at each respective settlement date, which were the purchase dates of the respective aircraft. We settled ten agreements during the nine months ended September 30, 2005 and the net amount paid was $4.5 million. Amounts paid or received on the settlement date are reclassified to interest expense over the term of the respective aircraft debt. We reclassified $212,000 to interest expense during the nine month period ended September 30, 2005. As of September 30, 2005, all of the treasury locks had been settled.

Equity Price Risk

              The exercise of certain of the warrants that have been issued to Delta could result in dilution of our common stock, since the exercise price is less than the price of our common stock at the time of our initial public offering.

              We incurred a deferred charge for the Delta warrants of approximately $5,760,000 in the second quarter of 2004, based upon an option pricing model that considers continuous dividend yield and dilution using an initial public offering price of $13.00; an estimated dividend yield; a risk free interest rate commensurate with the warrant term; volatility of 40%; and an expected life of ten years. The deferred charge will be amortized over the term of the Delta code share agreement. In December 2004, we and Delta agreed to reduce the amount of all warrants by 45%, which reduced the deferred warrant charge and warrant equity by approximately $6,756,000. In addition, in December 2004, we agreed to issue to Delta a warrant to purchase 960,000 shares of our common stock in connection with Delta entering into a code-share agreement with Republic Airline. The deferred warrant charges, excluding charges with respect to the warrants issued in December 2004, will be amortized over the term of the Delta code-share agreement, as amended, resulting in an annual non-cash charge of approximately $334,000. The deferred warrant charge for the 960,000 warrants issued in December 2004 will be amortized over the term of the Delta code-share agreement as amended and will result in an annual non-cash charge of approximately $97,000 in 2005 and approximately $380,000 each year, thereafter. The amortization charge is recorded as a reduction of operating revenue as aircraft are placed into service.

MANAGEMENT

              The following table sets forth information regarding our current executive officers, directors and key employees as of the date hereof:

Name	Age	Position
Bryan K. Bedford	43	Chairman of the Board, President and Chief Executive Officer
Robert H. Cooper	46	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Wayne C. Heller	47	Executive Vice President—Chief Operating Officer of Chautauqua
Lawrence J. Cohen	50	Director
Joseph M. Jacobs	52	Director
Douglas J. Lambert	48	Director
Mark E. Landesman	44	Director
Jay L. Maymudes	44	Director
Mark L. Plaumann	50	Director

              Bryan K. Bedford joined us in July 1999 as our president and chief executive officer and a member of our board of directors and became chairman of the board in August 2001. From July 1995 through July 1999, Mr. Bedford was the president and chief executive officer and a director of Mesaba Holdings, Inc., a publicly-owned regional airline. He has over 16 years of experience in the regional airline industry, and was named regional airline executive of the year in 1998 by Commuter and Regional Airline News. Mr. Bedford is a licensed pilot and a certified public accountant. He also served as the 1998 Chairman of the Regional Airline Association.

              Robert H. Cooper joined us in August 1999 as vice president and chief financial officer. In February 2002, he became executive vice president, chief financial officer, treasurer and secretary and assumed responsibility for all purchasing and material control. He was previously employed with Mesaba Holdings, Inc. from September 1995 through August 1999 as its vice president, chief financial officer and treasurer. Mr. Cooper is a certified public accountant. He has over 13 years experience in the regional airline industry. He has responsibility for financial accounting, treasury, public reporting, investor relations, human resources, information technology, purchasing and material control.

              Wayne C. Heller joined Chautauqua in August 1999 as Vice President—Flight Operations with responsibility for flight crew supervision, system control, flight safety and flight quality standards. In February 2002, he became Executive Vice President and Chief Operating Officer of Chautauqua, and assumed responsibility for all aircraft maintenance, records and engineering. From April 1996 until August 1999 he was employed by Mesaba Airlines, Inc., as its Director of System Operations Control. He is a licensed pilot and a licensed dispatcher and has over 25 years of regional airline experience in operations.

              Lawrence J. Cohen has been a director since June 2002. He is the owner and Chairman of Pembroke Companies, Inc., an investment and management firm that he founded in 1991. The firm makes investments in and provides strategic management services to real estate and specialty finance related companies. From 1989 to 1991, Mr. Cohen worked at Bear Stearns & Co. where he attained the position of Managing Director. From 1983 to 1989, Mr. Cohen served as first Vice President in the Real Estate Group of Integrated Resources, Inc. From 1980 to 1983, Mr. Cohen was an associate at the law firm of Proskauer Rose Goetz & Mendelsohn. Mr. Cohen is a member of the bar in both New York and Florida.

              Joseph M. Jacobs has been a director since May 1998, and served as Vice-Chairman of the Board from May 1998 to August 2001. He co-founded Wexford Capital LLC in 1994 and serves as its

President. From 1982 to 1994, Mr. Jacobs was employed by Bear Stearns & Co., Inc. where he attained the position of Senior Managing Director. From 1979 to 1982, he was employed as a commercial lending officer at Citibank, N.A. Mr. Jacobs is a director of several privately-held companies in which Wexford Capital has an investment.

              Douglas J. Lambert has been a director since August 2001. He is presently a Senior Director in the Debtor Advisory and Crisis Management Group of Alvarez & Marsal Inc. From 1994 to 2003, Mr. Lambert was a Senior Vice President of Wexford Capital LLC. From 1983 to 1994, Mr. Lambert held various financial positions with Integrated Resources, Inc.'s Equipment Leasing Group, including Treasurer and Chief Financial Officer. He is a certified public accountant.

              Mark E. Landesman has been a director since June 2002. Mr. Landesman is President of ML Management Associates, Inc., an entertainment business management firm, which he founded in 1988. The firm is responsible for the financial affairs for numerous entertainment industry clients. Mr. Landesman is a member of the Media Entertainment Roundtable Committee and he is a Certified Public Accountant.

              Jay L. Maymudes has been a director since May 1998. He joined Wexford Capital LLC in 1994, became a Principal in 1997 and serves as Wexford's Chief Financial Officer. From 1988 to 1994, Mr. Maymudes was the Chief Financial Officer of Dusco, Inc., a real estate investment advisory firm which managed publicly-traded and privately-held real estate investment trusts. He is a certified public accountant. Mr. Maymudes is a director of several privately-held companies in which Wexford Capital has an investment.

              Mark L. Plaumann has been a director since June 2002. He is presently a Managing-Member of Greyhawke Capital Advisors LLC, which he co-founded in 1998. From 1995 to 1998, Mr. Plaumann was a Senior Vice President of Wexford Capital LLC. From 1990 to 1995, Mr. Plaumann was employed by Alvarez & Marsal, Inc. as a Managing Director. From 1985 to 1990, Mr. Plaumann worked for American Healthcare Management, Inc., where he attained the position of President. From 1974 to 1985, Mr. Plaumann worked in both the audit and consulting divisions of Ernst & Young, where he attained the position of Senior Manager.

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to reflect the sale of the shares of common stock offered by the selling stockholder in this offering, for:

  •
  each person who is known by us to be the beneficial owner of more than 5% of our common stock;

  •
  each executive officer named below;

  •
  each of our directors;

  •
  all directors and executive officers as a group; and

  •
  the selling stockholder.

              Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. Unless otherwise indicated, the address of each person or entity listed below is c/o Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268.

			Percent Beneficially Owned(1)
Name and Address	Shares Beneficially Owned	Shares to be Sold in the Offering(2)	Before Offering	After Offering
WexAir LLC(3)	18,489,323	8,000,000	44.3%	25.0%
Bryan K. Bedford(4)	1,271,625		3.0%	3.0%
Robert H. Cooper(5)	354,710		*	*
Wayne C. Heller(6)	217,248		*	*
Joseph M. Jacobs(7)	18,496,198	8,000,000	44.3%	25.0%
Douglas J. Lambert(8)	6,875		*	*
Jay L. Maymudes(3)	6,875		*	*
Lawrence J. Cohen(9)	6,875		*	*
Mark E. Landesman(10)	6,875		*	*
Mark L. Plaumann(11)	6,875		*	*
All directors and executive officers as a group (9 persons)(12)	20,374,156	8,000,000	47.1%	27.3%
Delta Air Lines, Inc.(13)	3,435,000		7.6%	7.6%

*
Less than 1%.

(1)
For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when such person or persons have the right to acquire them within 60 days after November 16, 2005. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after November 16, 2005, are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)
If the underwriters' overallotment option is exercised in full, WexAir LLC will sell an aggregate of 9,200,000 shares and following the offering will beneficially own 22.2% of our common stock.

(footnotes continued on following page)

(3)
The address of this entity/individual is: Wexford Plaza, 411 West Putnam Avenue, Greenwich, Connecticut 06830. With respect to each individual, ownership consists of shares subject to stock options.

(4)
Includes 1,021,625 shares subject to stock options.

(5)
Includes 304,710 shares subject to stock options.

(6)
Includes 142,248 shares subject to stock options.

(7)
Mr. Jacobs may be deemed to be the beneficial owner of the shares of our common stock owned by WexAir LLC by virtue of being a managing member or general partner of WexAir LLC or each of the members of WexAir LLC. Mr. Jacobs disclaims beneficial ownership of the shares owned by WexAir LLC except to the extent of his interest in such shares through his interest in each member of WexAir LLC. Also includes 6,875 shares subject to stock options.

(8)
Consists of shares subject to stock options. The address of Mr. Lambert is c/o Alvarez & Marsal Inc, 101 East 52nd Street, New York, NY 10022.

(9)
Consists of shares subject to stock options. The address for Mr. Cohen is: c/o Pembroke Companies, Inc., 70 East 55th Street, 7th Floor, New York, New York 10022.

(10)
Consists of shares subject to stock options. The address for Mr. Landesman is: c/o ML Management Associates, Inc., 125 W. 55th Street, 8th Floor, New York, New York 10019.

(11)
Consists of shares subject to stock options. The address for Mr. Plaumann is: 350 Bedford Street, Suite 307, Stamford, CT 06901.

(12)
Includes 1,509,833 shares subject to stock options.

(13)
Consists of 3,435,000 shares subject to warrants exercisable within 60 days after November 16, 2005.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholder and the underwriters, the selling stockholder has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholder, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	8,000,000

              Subject to the terms and conditions in the underwriting agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $    per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and the proceeds before expenses to the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

              The expenses of the offering (not including the underwriting discount and expenses of counsel to the selling stockholder, which are payable by the selling stockholder) are estimated at $            and are payable by us.

Overallotment Option

              The selling stockholder has granted an option to the underwriters to purchase up to 1,200,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our executive officers, directors, and the selling stockholder have agreed, with certain exceptions, including the ability of certain executive officers to sell up to 200,000 shares of common stock under their existing 10b5-1 plans, not to sell or transfer any common stock until March 1, 2006 without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Electronic Distribution

              Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not a part of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, rules of the SEC may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the overallotment option.

              Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

              Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.

              The representative may also impose a penalty bid on underwriters and selling group members. This means that if the representative purchases shares of our common stock in the open market to reduce the underwriter's short position or to stabilize the purchase of such shares, it may reclaim the amount of the selling commission from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares.

              Neither we, the selling stockholder nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholder nor any of the underwriters make any representation that the representative or the lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

              The validity of the shares of common stock offered by this prospectus will be passed upon for us, and certain legal matters related to the offering will be passed upon for the selling stockholder, by Fulbright & Jaworski L.L.P., New York, New York. Certain legal matters related to the offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

              The consolidated financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs stating that (i) such financial statements give retroactive effect to the consummated business combination of Republic Airways Holdings Inc. and Shuttle America Corporation on May 6, 2005, which was accounted for in a manner similar to a pooling of interests as discussed in paragraph two of Note 1 to the consolidated financial statements, (ii) substantially all revenues are derived from code-share agreements with US Airways, Inc., Delta Airlines, Inc., AMR Corp., the parent of American Airlines, Inc. and United Airlines, Inc., as discussed in paragraph eleven of Note 1 to the consolidated financial statements, and (iii) such consolidated financial statements have been restated as discussed in Note 18 to the consolidated financial statements), which are incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

              We are incorporating information included in reports and other filings we have made with the SEC by reference, which means that we are disclosing important information to you by referring to those publicly filed documents containing the information. The information that we incorporate by reference is considered to be part of this prospectus, and future information that we file with the SEC after the date of this prospectus and before the termination of the offering will automatically update and supersede the information in this prospectus. We incorporate by reference the documents that we have filed with the SEC that we list below:

  •
  Our Annual Report on Form 10-K for fiscal year ended December 31, 2004 and amendment thereto on Form 10-K/A;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and amendments on Form 10-Q/A to our Quarterly Reports for the quarters ended March 31, 2005 and June 30, 2005;

  •
  Our Current Reports on Form 8-K or Form 8-K/A filed on January 20, 2005, January 21, 2005, March 7, 2005, March 15, 2005, April 6, 2005, April 22, 2005, April 22, 2005, April 28, 2005, May 9, 2005, June 27, 2005, June 28, 2005, June 29, 2005, June 29, 2005, July 27, 2005, July 29, 2005, September 2, 2005, September 7, 2005, September 8, 2005, September 27, 2005, October 14, 2005 and October 26, 2005;

  •
  The description of our common stock contained in our Form 8-A filed on May 11, 2004, including any amendments or reports filed to update such information; and

  •
  All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering.

              We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). You should direct any requests for copies to Investor Relations, Republic Airways Holdings Inc. 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268, telephone number (317) 484-6000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              Because we are subject to the informational requirements of the Exchange Act, we file reports, registration statements, proxy and information statements and other information with the SEC. The public may read and copy any materials that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that web site is http://www.sec.gov.

              We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

US AIRWAYS EXPRESS

SINCE 1974
CHAUTAUQUA 30 AIRLINES

Delta Connection

8,000,000 Shares

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

                         , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

              The expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:

Amount
SEC registration fee		$17,390.42
NASD fee		$15,275.20
Legal expenses*	$	**
Accounting expenses*	$	**
Printing expenses*	$	**
Transfer agent fees	$	**
Miscellaneous expenses*	$	**
Total*	$	**

*
Estimated

**
To be provided by amendment

              The legal expenses of counsel to the selling stockholder shall be borne by the selling stockholder.

Item 15. Indemnification of Directors and Officers

              Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

              Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those discussed above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court shall deem proper.

              Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145. The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

              Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

              The Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify certain persons, including officers, directors and controlling persons, to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Item 16. Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
4.1(i)	Specimen Stock Certificate.
5.1	Opinion of Fulbright & Jaworski L.L.P.
23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included in signature page).

*
To be filed by amendment.

(i)
Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-84092, which was declared effective on May 26, 2004.

Item 17. Undertakings

              The undersigned registrant hereby undertakes that:

            (a)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (b)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (c)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (d)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 hereof or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on November 21, 2005.

REPUBLIC AIRWAYS HOLDINGS INC.
By:	/s/ BRYAN K. BEDFORD
	Name:	Bryan K. Bedford
	Title:	Chairman of the Board, Chief Executive Officer and President

POWER OF ATTORNEY

              KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Bryan K. Bedford and Robert H. Cooper, or any one of them acting alone, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, and (ii) a Registration Statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any said attorneys-in-fact and agents, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ BRYAN K. BEDFORD Bryan K. Bedford	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	November 21, 2005
/s/ ROBERT H. COOPER Robert H. Cooper	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 21, 2005
/s/ JOSEPH M. JACOBS Joseph M. Jacobs	Director	November 21, 2005
/s/ DOUGLAS J. LAMBERT Douglas J. Lambert	Director	November 21, 2005

/s/ JAY L. MAYMUDES Jay L. Maymudes	Director	November 21, 2005
/s/ LAWRENCE J. COHEN Lawrence J. Cohen	Director	November 21, 2005
/s/ MARK E. LANDESMAN Mark E. Landesman	Director	November 21, 2005
/s/ MARK L. PLAUMANN Mark L. Plaumann	Director	November 21, 2005

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
4.1(i)	Specimen Stock Certificate.
5.1	Opinion of Fulbright & Jaworski L.L.P.
23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included in signature page).

*
To be filed by amendment

(i)
Incorporated by reference to the Registrant's Registration Statement on Form S-1, File No. 333-84092, which was declared effective on May 26, 2004.

QuickLinks

TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
INCORPORATION BY REFERENCE
WHERE YOU CAN FIND ADDITIONAL INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX